Barclays PLC	1
Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the nine months ended 30 September 2026, as amended in part to comply with the requirements of Regulation G and Item 10(e) of
Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards
(IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	2

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the nine months ended 30 September 2026 to the corresponding nine months of 2025 and balance sheet analysis as at 30 September 2026 with comparatives relating to 31 December 2025 and 30 September 2025. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting
Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 21 October 2026, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2025, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies
Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings.
Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures
Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 50 to 53.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 51 to 52;
Average tangible equity refers to:
– Average allocated tangible equity (for businesses) is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes.
Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 51 to 52;
– Average tangible shareholders’ equity (for Barclays Group) is calculated as the average of the previous month’s period end tangible shareholders'
equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 51 to 52;
– Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office represents Group NII excluding IB NII and Head Office NII.
The comparable IFRS measure is Group NII. A reconciliation is provided on page 52;
– Group operating costs represents group operating expenses excluding UK regulatory levies and litigation and conduct charges. The comparable
IFRS measure is total operating expenses. A reconciliation is provided on page 52;
– Return on average allocated equity represents the return on average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 53;
Return on tangible equity refers to:
– Return on average allocated tangible equity (for businesses) is calculated as annualised Group attributable profit, as a proportion of average shareholders’ tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 50;
– Return on average tangible shareholders’ equity (for Barclays Group) is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 51;
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 53.

Barclays PLC	3

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as
amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-
looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’,
‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the
Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies;
environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets;
market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in the Middle East and Ukraine on European and global macroeconomic conditions, political stability and financial markets; changes in
US legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the use of new technology, including artificial intelligence; the Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2026-2028, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2025), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	4

Performance Highlights
Barclays delivered a return on equity (RoE) of  10.1% and return on tangible equity (RoTE) of
11.7% in Q326, announced a £500m share buyback, and is on track to deliver its 2026 and 2028 targets
•Q326 Group RoE of 10.1% (Q325: 9.2%) and Q326 YTD Group RoE of 11.9% (Q325 YTD: 10.7%)
•Q326 Group RoTE of 11.7% (Q325: 10.6%) and Q326 YTD Group RoTE of 13.8% (Q325 YTD: 12.3%), on track to deliver greater than 12% in 2026
•Q326 EPS of 12.3p, up 18% year-on-year and 43.0p in Q326 YTD, up 23% year-on-year
•UK loan growth of 7% year-on-year1, with UK Corporate Bank up 14%
–£28bn of the planned c.£30bn UK risk weighted assets (RWAs) growth delivered since 20242, of which £3bn was delivered in Q326
•Strong performance in Equities, with Q326 up 47% year-on-year, reflecting prior investment in Prime Financing and
Equity Derivatives offset by a challenging environment for FICC (19% reduction year-on-year)
•Continued operational progress in US Consumer Bank reflecting growth across partnership cards, retail deposits, and originated loan balances through Best Egg
•Structurally reducing the cost base through expected technology-enabled FTE reductions, creating capacity for further investment in the business
–Q326 structural cost actions (SCAs) of £201m (Q325: £93m), with a further c.£300m planned in Q4263
–Group total costs expected to be c.£18.5bn in FY26 and c.£18.4bn in FY27
•Strong capital position and increased shareholder distributions
–CET1 ratio of 14.2% and announced intention to initiate a share buyback of up to £500m (Q325: £500m), bringing
YTD announced distributions to £2.8bn, up 46% year-on-year
•Greater capital flexibility following reduction in Pillar 2A requirements, alongside Basel 3.1 implementation
–RWAs expected to increase by £8-15bn on 1 January 2027, equivalent to a reduction in the CET1 ratio of 30-55bps
–Expect 59bps reduction in the Pillar 2A requirement, lowering the MDA4 requirement from 12.2% to 11.6%
Key financial metrics:

	RoE	RoTE	EPS	Cost: income ratio	LLR	Income	Profit before tax	Attribut able profit	NAV per share	TNAV per share	CET1 ratio	Total capital return[5]
Q326	10.1%	11.7%	12.3p	62%	43bps	£7.4bn	£2.3bn	£1.6bn	477p	410p	14.2%	£2.8bn
Q326 YTD	11.9%	13.8%	43.0p	57%	55bps	£23.9bn	£8.4bn	£5.8bn
Q326 Group Performance Highlights:
•Group RoE was 10.1% (Q325: 9.2%) and Group RoTE increased to 11.7% (Q325: 10.6%), with profit before tax of
£2.3bn (Q325: £2.1bn)
•Group income of £7.4bn increased 3% year-on-year.
– Group NII was £3.9bn, up 4% year-on-year and Group net interest income (NII) excluding Barclays Investment Bank and Head Office was £3.5bn, up 7% year-on-year, driven by higher structural hedge income and continued lending momentum
–Year-on-year NII growth across all operating divisions
•Group cost: income ratio of 62% (Q325: 63%), with total operating expenses of £4.6bn, increased 1% year-on-year
–Group operating costs increased to £4.6bn (Q325: £4.3bn), reflecting business growth (including £65m related to changes in material risk taker (MRT) compensation mix), inflation and further investment spend (including £201m of
Q326 SCAs, with £110m in Barclays UK), partially offset by c.£200m of cost efficiency savings
•Credit impairment charges were £0.5bn, down 20% year-on-year, reflecting more normalised charges in the
Investment Bank and US Consumer Bank.  The loan loss rate (LLR) was 43bps (Q325: 57bps)
1UK loan growth comprises aggregate growth in loans and advances to customers across Barclays UK, UKCB and PBWM.
2Represents RWAs from business growth in Barclays UK, UKCB and PBWM since January 2024, excluding the effects of securitisations, model updates and other methodological changes. Also excludes additional operational risk RWAs related to organic growth.
3At H126 guided SCAs would be up to £0.5bn for H226, which is c.£0.3bn higher than usual annual SCA run-rate.
4Maximum distributable amount.
5Q326 YTD total capital return: includes the £500m buyback announced at Q126 Results, the £1.0bn buyback and c.£0.8bn dividend announced at H126 Results and the £500m buyback announced at Q326 Results.

Barclays PLC	5

Performance Highlights
Q326 Business Performance Highlights
•Barclays UK RoE was 16.1% (Q325:16.3%) and RoTE was broadly stable at 21.2% (Q325: 21.8%) as income increased
4%, driven by higher structural hedge income supported by stable deposits, offset by costs increasing 6% driven by
£110m SCAs taken in Q326
•Barclays UK Corporate Bank (UKCB) RoE was 23.5% (Q325: 22.8%) and RoTE increased to 23.5% (Q325: 22.8%) as income increased 10%, reflecting  higher structural hedge income and higher average deposit and lending balances, partially offset by a cost increase of 10%, given the non-repeat of Q325 UK regulatory levies credit
•Barclays Private Bank and Wealth Management (PBWM) RoE decreased to 22.0% (Q325: 24.3%) and RoTE decreased to 23.8% (Q325: 26.4%). Income growth was 10%, reflecting 6% higher client asset and liabilities balances year-on-
year. Costs increased 18% reflecting ongoing investments in the wealth proposition
•Barclays Investment Bank (IB) RoE was 9.5% (Q325:10.1%) and RoTE decreased to 9.5% (Q325: 10.1%). Income growth of 1% and lower impairment  charge were more than offset by a 4% increase in costs including £57m Q326 SCAs and £55m MRT compensation mix, and higher average allocated tangible equity
•Barclays US Consumer Bank (USCB) RoE was 8.5% (Q325:11.7%) and RoTE decreased to 10.9% (Q325: 13.5%)
reflecting broadly stable income and 14% higher costs reflecting the Best Egg acquisition (Q326 first full quarter of Best
Egg costs)

Barclays PLC	6

Performance Highlights
Group financial targets and guidance1:
2026
•Returns: Group RoTE of greater than 12%4
•Capital returns2: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
–Progressive increase in total capital returns versus 2025
–Share buybacks announced quarterly
–Dividends to be paid semi-annually, including planned £2bn dividend for 2026
•Income: Group total income of c.£31.5bn
–Group NII excluding IB and Head Office greater than £13.7bn and Barclays UK NII around the middle of the £8.1bn -
£8.3bn5 guided range
•Costs: Group cost: income ratio of high 50s in percentage terms and total costs of c.£18.5bn
–Run-rate costs in 2026 of c.£18.0bn which exclude additional SCAs of c.£0.3bn above normal annual run-rate,
c.£0.1bn MRT compensation mix adjustments and c.£0.1bn Motor Finance provision booked in Q126
•Impairment: expect Group LLR to be around the top of the 50-60bps through the cycle range
•Capital: CET1 ratio target range of 13-14%
–IB RWAs mid 50s% of Group RWAs
–Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
–c.£8-15bn RWAs from Basel 3.1, with implementation expected from 1 January 20273
–Expect Pillar 2A CET1 requirement to reduce by 59bps upon implementation, reducing MDA to 11.6%
–c.£11bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to portfolio changes and regulatory approval, expected in H2 2027
–Expect minimal change in Pillar 2A requirement upon model implementation
2027
•Costs: Group costs of c.£18.4bn and Barclays UK cost: income ratio of high 40s%
2028
•Returns: Group RoTE of greater than 14%4
•Capital returns2: plan to return greater than £15bn of capital to shareholders between 2026 and 2028, through dividends and share buybacks. This provides capacity for additional investment and growth, exceeding the level of investment in the current plan
•Income: greater than 5% compound annual growth rate (CAGR) 2025-2028
•Costs: Group cost: income ratio of low 50s in percentage terms. Cost target includes total gross efficiency savings of greater than £2bn in 2026-2028
•Impairment: expect Group LLR of 50-60bps through the cycle
•Capital: CET1 ratio target range of 13-14%
–IB RWAs of c.50% of Group RWAs
1Targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.
2This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of
13-14%.
3Fundamental review of the trading book (FRTB) impact mostly expected in 2027.
4Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measures “return on tangible equity” (target RoTE) to equivalent IFRS measures is not available without unreasonable efforts.
5Management does not assess forward-looking “Group NII” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.

Barclays PLC	7

Performance Highlights

Barclays Group results	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
	£m	£m	% Change	£m	£m	% Change
Barclays UK	6,866	6,446	7	2,349	2,253	4
Barclays UK Corporate Bank	1,661	1,525	9	573	522	10
Barclays Private Bank and Wealth Management	1,082	1,032	5	369	335	10
Barclays Investment Bank	11,115	10,263	8	3,129	3,083	1
Barclays US Consumer Bank	3,047	2,628	16	928	941	(1)
Head Office	95	169	(44)	17	33	(48)
Total income	23,866	22,063	8	7,365	7,167	3
Operating costs	(13,438)	(12,661)	(6)	(4,565)	(4,254)	(7)
UK regulatory levies	(95)	(84)	(13)	(11)	12	-
Litigation and conduct	(92)	(342)	73	16	(255)
Total operating expenses	(13,625)	(13,087)	(4)	(4,560)	(4,497)	(1)
Other net income	44	48	(8)	20	39	(49)
Profit before impairment	10,285	9,024	14	2,825	2,709	4
Credit impairment charges	(1,897)	(1,744)	(9)	(503)	(632)	20
Profit before tax	8,388	7,280	15	2,322	2,077	12
Tax charge	(1,791)	(1,538)	(16)	(422)	(365)	(16)
Profit after tax	6,597	5,742	15	1,900	1,712	11
Non-controlling interests	(19)	(23)	17	—	—	#DIV/0!
Other equity instrument holders	(741)	(739)	—	(254)	(255)	—
Attributable profit	5,837	4,980	17	1,646	1,457	13

Performance measures
Return on average shareholders' equity	11.9%	10.7%		10.1%	9.2%
Return on average tangible shareholders' equity	13.8%	12.3%		11.7%	10.6%
Average shareholders' equity (£bn)	65.2	62.3		65.3	63.3
Average tangible shareholders' equity (£bn)	56.6	54.0		56.4	55.1
Cost: income ratio	57%	59%		62%	63%
Loan loss rate (bps)	55	53		43	57
Basic earnings per ordinary share	43.0p	35.1p	23	12.3p	10.4p	18
Dividend per ordinary share	5.9p	3.0p
Share buybacks announced (£m)	2,000	1,500	33	500	500	—
Total payout equivalent per share	c.20.7p	c.13.6p	51
Basic weighted average number of shares (m)	13,571	14,189	(4)	13,426	14,045	(4)
Period end number of shares (m)	13,379	13,996	(4)

Barclays PLC	8

Performance Highlights

Balance sheet and capital management[1]	30.09.26	31.12.25	30.09.25
	£bn	£bn	£bn
Gross loans and advances at amortised cost[2]	459.8	441.3	437.5
Loans and advances at amortised cost	454.5	430.0	426.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.2%
Total assets	1,737.6	1,544.2	1,629.2
Deposits at amortised cost	599.3	585.6	575.3
Net asset value per share	477p	469p	451p
Tangible net asset value per share	410p	409p	392p
Common equity tier 1 ratio	14.2%	14.3%	14.1%
Common equity tier 1 capital	52.4	51.1	50.3
Risk weighted assets	369.8	356.8	357.4
UK leverage ratio	4.9%	5.1%	4.9%
UK leverage exposure	1,344.0	1,247.3	1,285.3

Funding and liquidity
Group liquidity pool (£bn)	372.2	337.8	332.9
Liquidity coverage ratio	157.0%	170.0%	174.6%
Net stable funding ratio	135.8%	135.2%	135.3%
Loan: deposit ratio	76%	73%	74%
Customer loan: deposit ratio[3]	64%	62%	62%
1Refer to pages 42 to 46 for further information on how capital, RWAs and leverage are calculated.
2Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
3From Q326, the customer loan to deposit ratio has been introduced, calculated as loans and advances to customers at amortised cost divided by customer deposits at amortised cost, to improve comparability with peers.

Barclays PLC	9

Group Finance Director's Review
Q326 YTD Group performance
•Barclays delivered a profit before tax of £8,388m (Q325 YTD: £7,280m), RoE of 11.9% (Q325 YTD: 10.7%), RoTE of
13.8% (Q325 YTD: 12.3%) and EPS of 43.0p (Q325 YTD: 35.1p)
•The Group has a diverse income profile across businesses and geographies. The 2% year-on-year appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Group income increased 8% to £23,866m, as continued structural hedge momentum, higher income in Global Markets and Investment Banking fees and the c.£225m gain from the sale of the American Airlines portfolio (AA portfolio), were partially offset by retail deposits dynamics and net losses on fair value lending and cost of hedging in the IB
•Group total operating expenses increased to £13,625m (Q325 YTD: £13,087m)
–Group operating costs increased 6% to £13,438m, reflecting business growth (including higher performance costs reflecting higher income), inflation, and further investment spend (including the Best Egg acquisition and higher
SCAs), partially offset by c.£550m of cost efficiency savings and foreign exchange movements
–Litigation and conduct charges of £92m (Q325 YTD: £342m) primarily reflected a £105m increase in the provision for the UK Financial Conduct Authority (FCA) motor finance redress scheme in Q126. Q325 YTD included a £235m charge for motor finance redress
•Credit impairment charges increased to £1,897m (Q325 YTD: £1,744m), primarily driven by higher single name charges year-on-year in IB. Total coverage ratio remained stable at 1.2% (December 2025: 1.2%)
•The effective tax rate (ETR) was 21.4% (Q325 YTD: 21.1%)
•Attributable profit was £5,837m (Q325 YTD: £4,980m)
•Total assets increased to £1,737.6bn (December 2025: £1,544.2bn) driven by higher trading activity in Global Markets, higher lending across the Group, and growth in the liquidity pool
•NAV per share increased to 477p (December 2025: 469p) and Tangible net asset value (TNAV) per share was broadly stable at 410p (December 2025: 409p) as EPS of 43.0p was partially offset by a 24p reduction from the cash flow hedge reserve and a 15p net reduction from the impact of share buybacks and dividends paid during Q326 YTD
Group capital and leverage
•The CET1 ratio remained broadly stable at 14.2% (December 2025: 14.3%). Taking into account the impact of the
£500m share buyback announced today, the CET1 ratio as of 30 September 2026 would be reduced to 14.0%
•Excluding the marginal increase in the CET1 ratio from the Q226 USCB sale of the AA portfolio and acquisition of Best
Egg, other significant movements were:
–150bps increase from attributable profit
–108bps decrease driven by shareholder distributions including the now completed £1.5bn total share buybacks announced with FY25 and Q126 results, the ongoing £1.0bn share buyback announced with Q226 results, and the accrual for the FY26 dividend
–58bps decrease due to a £14.9bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by lending growth in UK businesses and higher activity in IB
–A £0.2bn increase in CET1 capital due to an increase in the currency translation reserve was offset by a £1.3bn increase in RWAs as a result of foreign exchange movements
•The UK leverage ratio decreased to 4.9% (December 2025: 5.1%) primarily driven by a £96.7bn increase in leverage exposure to £1,344.0bn (December 2025: £1,247.3bn), partially offset by a £1.8bn increase in Tier 1 capital. The increase in leverage exposure was driven by higher trading activity in Global Markets and increased lending across the Group
Group funding and liquidity
•The liquidity metrics remain above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
•The liquidity pool was £372.2bn, an increase of £34.3bn from December 2025. The increase in the liquidity pool was driven by deposit growth across businesses and increased wholesale funding
•The average1 liquidity coverage ratio (LCR) was 157.0% (December 2025: 170.0%), equivalent to a surplus of £118.4bn
(December 2025: £131.2bn)
•Total deposits increased to £599.3bn (December 2025: £585.6bn), primarily driven by growth in the International
Corporate Bank (ICB)
•The average2 Net Stable Funding Ratio (NSFR) was 135.8% (December 2025: 135.2%), which represents a £173.5bn surplus (December 2025: £166.3bn) above the 100% regulatory requirement
1Represents average of the last 12 spot month end ratios.
2Represents average of the last four spot quarter end ratios.

Barclays PLC	10

Group Finance Director's Review
Group funding and liquidity (continued)
•Wholesale funding outstanding, excluding repurchase agreements, was £229.5bn (December 2025: £220.1bn)
•The Group issued £9.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company), completing the targeted 2026 MREL issuance plan within H126. The Group has a strong MREL position with a ratio of 35.2%, which is in excess of the regulatory requirement of 30.5% excluding any applicable confidential institution specific Prudential Regulation Authority (PRA) buffer. The Group remains above its minimum capital regulatory requirements and applicable buffers
Other matters
•Motor finance commission arrangements: In Q126, the FCA published its final rules for an industry-wide redress scheme for eligible motor finance customers where a commission was payable by the lender to the broker. Barclays holds a Motor Finance provision of £430m as at Q326 (H126: £430m). In Q326, the Upper Tribunal ordered a suspension of parts of the redress scheme following four legal challenges to the FCA’s final rules. The legal challenges are to be heard by the Upper Tribunal in Q127. These challenges will delay and may otherwise affect the implementation of the redress scheme although the FCA has indicated a willingness to consider how, despite such challenges, firms may be able to pay redress in line with its proposed scheme to certain cohorts of eligible customers in advance of the Upper Tribunal hearing. Barclays is considering this option, which would be within the scope of its existing provision estimate. Given the legal challenges, the legal and regulatory outcomes and the nature, extent and timing of any remediation action, remain uncertain
•USCB changes in Q226:
–American Airlines co-branded credit card portfolio exit: On 24 April 2026 Barclays exited its American Airlines co-
branded credit card partnership, releasing £3.6bn of RWAs and generating a gain on sale of c.£225m
–Best Egg acquisition: On 1 May 2026, Barclays completed the acquisition of Best Egg for c.£0.6bn1, comprising
c.£0.5bn goodwill and intangibles, and c.£0.1bn of net financial assets. Best Egg is a leading US direct-to-consumer personal loan origination platform focused on prime borrowers
•GoHenry acquisition: On 1 October 2026, Barclays Bank UK PLC completed the acquisition of GoHenry, a money management platform for children and young people in the UK. The transaction is expected to marginally reduce the
Group's CET1 ratio
•One Churchill Place: On 30 June 2026 Barclays announced it had acquired a 999-year leasehold interest in its global headquarters at One Churchill Place, London. The transaction secures Barclays’ control in its global headquarters, while providing greater certainty over long-term occupancy costs. The transaction values the acquired leasehold interest at
£750m and is broadly neutral to the Group’s CET1 ratio and earnings
Anna Cross, Group Finance Director
1 Subject to customary post-completion purchase price adjustments.

Barclays PLC	11

Results by Business

Barclays UK	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	6,059	5,638	7	2,073	1,961	6
Net fee, commission and other income	807	808	—	276	292	(5)
Total income	6,866	6,446	7	2,349	2,253	4
Operating costs	(3,642)	(3,472)	(5)	(1,274)	(1,189)	(7)
UK regulatory levies	(49)	(44)	(11)	(5)	(1)
Litigation and conduct	8	(37)		8	(8)
Total operating expenses	(3,683)	(3,553)	(4)	(1,271)	(1,198)	(6)
Other net income	—	—	—	—	—	—
Profit before impairment	3,183	2,893	10	1,078	1,055	2
Credit impairment charges	(461)	(339)	(36)	(123)	(102)	(21)
Profit before tax	2,722	2,554	7	955	953	—
Attributable profit	1,880	1,737	8	666	647	3

Performance measures
Return on average allocated equity	15.5%	14.7%		16.1%	16.3%
Return on average allocated tangible equity	20.4%	19.6%		21.2%	21.8%
Average allocated equity (£bn)	16.2	15.8		16.5	15.9
Average allocated tangible equity (£bn)	12.3	11.8		12.6	11.9
Cost: income ratio	54%	55%		54%	53%
Loan loss rate (bps)	25	20		20	18
Net interest margin	3.70%	3.59%		3.69%	3.68%

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost[1]	243.3	231.9	230.9
Loans and advances to customers at amortised cost	225.3	216.5	213.4
Total assets	306.6	299.6	300.2
Customer deposits at amortised cost	246.1	244.6	241.5
Loan: deposit ratio	98%	94%	95%
Customer loan: deposit ratio[2]	92%	89%	88%
Risk weighted assets	90.6	85.8	86.7
1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
2From Q326, the customer loan to deposit ratio has been introduced, calculated as loans and advances to customers at amortised cost divided by customer deposits at amortised cost, to improve comparability with peers.

Barclays PLC	12

Results by Business

Analysis of Barclays UK	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Retail Banking	5,221	4,880	7	1,785	1,708	5
Business Banking	1,645	1,566	5	564	545	3
Total income	6,866	6,446	7	2,349	2,253	4

Analysis of credit impairment (charges)/releases
Retail Banking	(479)	(302)	(59)	(135)	(98)	(38)
Business Banking	18	(37)		12	(4)
Total credit impairment charges	(461)	(339)	(36)	(123)	(102)	(21)

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Retail Banking	207.7	198.6	195.2
Business Banking	17.6	17.9	18.2
Total loans and advances to customers at amortised cost	225.3	216.5	213.4

Analysis of customer deposits at amortised cost
Retail Banking	195.2	192.7	189.3
Business Banking	50.9	51.9	52.2
Total customer deposits at amortised cost	246.1	244.6	241.5

Barclays PLC	13

Results by Business
Barclays UK
UK retail banking division, trusted by over 20 million customers. Includes Business Banking, serving small-to-medium sized enterprises (SMEs) with less than £6.5m in annual revenue. Key business updates include:
•Completed the acquisition of GoHenry on 1 October 2026, extending our ability to support children, young people and families through money management and financial education services
•Launched the new Barclays Mobile Banking app in Q326, providing a more personalised digital banking experience and supporting customers across a broad range of banking needs
Barclays UK delivered a RoE of 15.5% (Q325 YTD: 14.7%) and a RoTE of 20.4% (Q325 YTD:19.6%) supported by stability of deposits delivering robust income, and underpinned by strong asset quality.
Income statement - Q326 YTD compared to Q325 YTD
•Profit before tax increased 7% to £2,722m
•Total income increased 7% to £6,866m. NII increased 7% to £6,059m, as higher structural hedge income and lending growth was partially offset by retail deposit dynamics and mortgage margin compression. Net fee, commission and other income remained stable at £807m
•Total operating expenses increased 4% to £3,683m, driven by £158m SCAs taken year-to-date and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio
•Credit impairment charges were £461m (Q325 YTD: £339m), reflecting stable underlying credit performance. Total charges are higher than those in Q325 YTD, which benefitted from a recalibration adjustment in the Retail credit cards portfolio to reflect resilient customer behaviour. Retail credit cards 30 and 90 day arrears rates were 0.9% (Q325: 0.7%)
and 0.3% (Q325: 0.2%) respectively. The Retail credit cards total coverage ratio was 4.3% (December 2025: 4.3%)
Balance sheet - 30 September 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost increased £8.8bn to £225.3bn, primarily driven by growth in mortgages, partially offset by the impact of securitisations
•Customer deposits at amortised cost increased by £1.5bn to £246.1bn, driven by an increase in Retail Banking deposits. The customer loan: deposit ratio1 increased to 92% (December 2025: 89%)
•RWAs increased to £90.6bn (December 2025: £85.8bn), primarily due to growth in mortgages, partially offset by the securitisation of credit risk assets
1From Q326, the customer loan to deposit ratio has been introduced, calculated as loans and advances to customers at amortised cost divided by customer deposits at amortised cost, to improve comparability with peers.

Barclays PLC	14

Results by Business

Barclays UK Corporate Bank	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,244	1,084	15	437	383	14
Net fee, commission and other income	417	441	(5)	136	139	(2)
Total income	1,661	1,525	9	573	522	10
Operating costs	(744)	(717)	(4)	(256)	(243)	(5)
UK regulatory levies	(17)	(15)	(13)	(2)	9
Litigation and conduct	—	(39)		—	—
Total operating expenses	(761)	(771)	1	(258)	(234)	(10)
Other net income	—	—	—	—	—	—
Profit before impairment	900	754	19	315	288	9
Credit impairment charges	(21)	(36)	42	(2)	(5)	60
Profit before tax	879	718	22	313	283	11
Attributable profit	606	480	26	218	196	11

Performance measures
Return on average allocated equity	21.6%	18.8%		23.5%	22.8%
Return on average allocated tangible equity	21.6%	18.8%		23.5%	22.8%
Average allocated equity (£bn)	3.7	3.4		3.7	3.4
Average allocated tangible equity (£bn)	3.7	3.4		3.7	3.4
Cost: income ratio	46%	51%		45%	45%
Loan loss rate (bps)	8	16		2	7

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost[1]	33.2	30.2	29.2
Loans and advances to customers at amortised cost	33.0	30.0	29.0
Deposits at amortised cost	87.2	88.7	86.7
Customer loan: deposit ratio[2]	38%	34%	33%
Risk weighted assets	27.5	26.5	25.2

	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	276	260	6	91	90	1
Transaction banking	1,385	1,265	9	482	432	12
Total income	1,661	1,525	9	573	522	10
1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
2From Q326, the customer loan to deposit ratio has been introduced, calculated as loans and advances to customers at amortised cost divided by customer deposits at amortised cost, to improve comparability with peers.

Barclays PLC	15

Results by Business
Barclays UK Corporate Bank
UKCB offers corporate lending and transaction banking services to clients with annual revenue greater than £6.5m through to FTSE 350 companies. Trusted banking partner to approximately 13,000 clients1 with an average client relationship of 19 years1. Key business updates include:
•Completed the roll out of iPortal to all clients, providing easier access to Barclays' banking services through a single digital platform. Adoption reached c.45%, and is expected to reach 100% by year-end, supporting broader use of Barclays'
lending, transaction banking and risk management services
UKCB delivered a RoE of 21.6% (Q325 YTD: 18.8%) and a RoTE of 21.6% (Q325 YTD: 18.8%), reflecting increased income from higher average deposit and lending balances, and positive operating jaws.
Income statement - Q326 YTD compared to Q325 YTD
•Profit before tax increased 22% to £879m
•Total income increased 9% to £1,661m, NII increased 15% to £1,244m, driven by structural hedge income benefit, and higher average deposit and lending balances. Net fee, commission and other income decreased 5% to £417m, driven by lower liquidity pool income
•Total operating expenses decreased 1% to £761m, reflecting the non-repeat of prior year litigation and conduct charges, partially offset by higher investment spend to support business growth and efficiency strategy, with ongoing efficiency savings offsetting inflationary headwinds
•Credit impairment charges were £21m (Q325 YTD: £36m), reflecting stable underlying credit performance
Balance sheet - 30 September 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost increased to £33.0bn (December 2025: £30.0bn), reflecting continued execution of our lending growth strategy
•Deposits at amortised cost decreased to £87.2bn (December 2025: £88.7bn), largely reflecting corporate liquidity environment
•RWAs increased to £27.5bn (December 2025: £26.5bn), reflecting higher client lending limits and growth in lending balances
1As at 31st August 2026

Barclays PLC	16

Results by Business

Barclays Private Bank and Wealth Management	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	643	597	8	223	190	17
Net fee, commission and other income	439	435	1	146	145	1
Total income	1,082	1,032	5	369	335	10
Operating costs	(810)	(715)	(13)	(289)	(243)	(19)
UK regulatory levies	(4)	(3)	(33)	(1)	(1)
Litigation and conduct	4	1		4	1
Total operating expenses	(810)	(717)	(13)	(286)	(243)	(18)
Other net income	—	—	—	—	—	—
Profit before impairment	272	315	(14)	83	92	(10)
Credit impairment (charges)/ releases	(8)	10		(5)	(1)
Profit before tax	264	325	(19)	78	91	(14)
Attributable profit	216	256	(16)	68	72	(6)

Performance measures
Return on average allocated equity	23.4%	28.5%		22.0%	24.3%
Return on average allocated tangible equity	25.4%	30.9%		23.8%	26.4%
Average allocated equity (£bn)	1.2	1.2		1.2	1.2
Average allocated tangible equity (£bn)	1.1	1.1		1.1	1.1
Cost: income ratio	75%	69%		78%	73%
Loan loss rate (bps)	7	(9)		12	3

Key facts	£bn	£bn		£bn	£bn
Net new assets under management[1]	2.5	2.6		0.6	0.7

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost[2]	16.4	15.1	15.2
Loans and advances to customers at amortised cost	16.1	14.7	14.9
Deposits at amortised cost	74.4	72.0	70.6
Risk weighted assets	8.1	8.0	7.9

Invested assets[3]	143.2	140.6	135.7
Of which:
Assets under management[1]	56.5	52.9	51.3
Assets under supervision[1]	86.7	87.7	84.4
Client assets and liabilities[4]	234.0	227.6	221.5
1Refer to pages 59 and 72 for further information on net new assets under management, assets under management and assets under supervision.
2Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
3Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within deposits is excluded from invested assets.
4Client assets and liabilities refers to deposits, lending and invested assets.

Barclays PLC	17

Results by Business
Barclays Private Bank and Wealth Management
Serving clients across the UK wealth continuum and internationally in the wealth corridors between the UK, Europe, Middle
East and Asia through an established brand with a full private bank offering. Key business updates include:
•Launched booking centre in Singapore in Q326, combining local booking capabilities with access to Barclays’ global offering across private banking, lending, investments and wealth planning
•Launched Planning and Advice service and removed Direct Investing customer fees in Q226, reflecting continued focus on enhancing client offering and supporting long-term growth
PBWM delivered a RoE of 23.4% (Q325 YTD: 28.5%) and a RoTE of 25.4% (Q325 YTD: 30.9%), reflecting higher costs from ongoing investment to support future growth and efficiency strategy, and a higher impairment charge.
Income statement - Q326 YTD compared to Q325 YTD
•Profit before tax decreased 19% to £264m
•Total income increased 5% to £1,082m, driven by higher NII from growth in deposit balances, partially offset by deposit mix, and higher net fee, commission and other income from growth in assets under management and client transactional activity
•Total operating expenses increased 13% to £810m, reflecting ongoing investment to support business growth and efficiency strategy, and inflationary headwinds, partially offset by efficiency savings
Balance sheet - 30 September 2026 compared to 31 December 2025
•Client assets and liabilities increased £6.4bn to £234.0bn, driven by net new inflow of deposits, loans and invested assets and market movements, partly offset by adverse foreign exchange impact
•RWAs were stable at £8.1bn (December 2025: £8.0bn)

Barclays PLC	18

Results by Business

Barclays Investment Bank	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,187	978	21	393	347	13
Net trading income	6,209	5,903	5	1,580	1,581	—
Net fee, commission and other income	3,719	3,382	10	1,156	1,155	—
Total income	11,115	10,263	8	3,129	3,083	1
Operating costs	(6,389)	(6,003)	(6)	(2,083)	(2,010)	(4)
UK regulatory levies	(25)	(22)	(14)	(3)	5
Litigation and conduct	2	(20)		—	(9)
Total operating expenses	(6,412)	(6,045)	(6)	(2,086)	(2,014)	(4)
Other net income	—	—	—	—	—	—
Profit before impairment	4,703	4,218	11	1,043	1,069	(2)
Credit impairment charges	(356)	(283)	(26)	(33)	(144)	77
Profit before tax	4,347	3,935	10	1,010	925	9
Attributable profit	3,035	2,798	8	720	723	—

Performance measures
Return on average allocated equity	13.5%	12.9%		9.5%	10.1%
Return on average allocated tangible equity	13.5%	12.9%		9.5%	10.1%
Average allocated equity (£bn)	30.0	29.0		30.4	28.6
Average allocated tangible equity (£bn)	30.0	29.0		30.4	28.6
Income over average risk weighted assets	7.3%	6.9%		6.1%	6.3%
Cost: income ratio	58%	59%		67%	65%
Loan loss rate (bps)	34	29		9	44

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost[1]	139.6	131.0	129.8
Loans and advances to customers at amortised cost	76.4	70.0	68.6
Loans and advances to banks at amortised cost	9.7	7.4	7.5
Debt securities at amortised cost	52.8	52.9	53.0
Loans and advances at amortised cost	138.9	130.3	129.1
Trading portfolio assets	212.8	189.5	191.3
Financial assets at fair value through the income statement	198.7	183.6	263.8
Derivative financial instrument assets	308.0	251.5	222.8
Cash collateral and settlement balances	172.2	121.6	152.1

Deposits at amortised cost	166.4	156.1	152.8
Derivative financial instrument liabilities	298.2	240.6	252.0

Risk weighted assets	206.1	196.7	199.1

	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	4,199	4,405	(5)	1,012	1,256	(19)
Equities	3,387	2,522	34	1,010	689	47
Global Markets	7,586	6,927	10	2,022	1,945	4
Advisory	665	462	44	222	196	13
Equity capital markets	336	222	51	87	71	23
Debt capital markets	1,156	1,174	(2)	347	379	(8)
Banking fees and underwriting	2,157	1,858	16	656	646	2
Corporate lending	40	220	(82)	(13)	68
Transaction banking	1,332	1,258	6	464	424	9
International Corporate Bank	1,372	1,478	(7)	451	492	(8)
Investment Banking	3,529	3,336	6	1,107	1,138	(3)
Total income	11,115	10,263	8	3,129	3,083	1
1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays PLC	19

Results by Business
Barclays Investment Bank
Leading Global Markets business and Investment Banking franchises operating at scale in the UK and US, including the
International Corporate Bank (FTSE 350 clients and larger). Global Markets represents around two-thirds of the total
Investment Bank income, while Investment Banking generates around two-thirds of fees in the US.
IB delivered a RoE of 13.5% (Q325 YTD: 12.9%) and a RoTE of 13.5% (Q325 YTD: 12.9%), driven by higher Global
Markets income, Investment Banking fees and underwriting income, whilst maintaining cost and capital discipline, driving positive operating jaws and improved RWA productivity.
Income statement - Q326 YTD compared to Q325 YTD
•Profit before tax increased to £4,347m (Q325 YTD: £3,935m)
•IB has a diverse income profile across businesses and geographies. The 2% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Total income increased 8% to £11,115m, including the adverse impact of strengthening average GBP against USD
–Global Markets income increased 10% to £7,586m, driven by increased income in Equities
–FICC income was 5% lower at £4,199m, versus a strong prior year performance, reflecting lower client activity in rates and credit in the second half of Q326, and further adversity in September due to the macroeconomic environment
–Equities income increased 34% to £3,387m, reflecting strategic growth in Prime Financing balances, and Equity
Derivatives
–Investment Banking income increased 6% to £3,529m
–Banking fees and underwriting income increased 16% to £2,157m, primarily driven by Advisory and Equity
Capital Markets, up 44% and 51% respectively, partially offset by Debt Capital Markets
–ICB income decreased 7% to £1,372m. Transaction banking income increased 6% to £1,332m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix. Corporate lending income decreased to £40m, due to net losses on fair value lending and cost of hedging
(c.£170m)1
•Total operating expenses increased to £6,412m (Q325 YTD: £6,045m), driven by higher performance costs, including
MRT adjustments and SCAs, partially offset by efficiency savings and the impact of strengthening average GBP against
USD
•Credit impairment charges were £356m (Q325 YTD: £283m), primarily driven by higher single name charges year-on-
year
Balance sheet - 30 September 2026 compared to 31 December 2025
•Loans and advances at amortised cost increased to £138.9bn (December 2025: £130.3bn), driven by increased lending across Global Markets and Banking
•Trading portfolio assets increased to £212.8bn (December 2025: £189.5bn), driven by increased trading activity to facilitate client demand in Global Markets
•Financial assets at fair value through the income statement increased to £198.7bn (December 2025: £183.6bn), driven by increased secured lending in Global Markets
•Derivative financial instrument assets increased to £308.0bn (December 2025: £251.5bn) and liabilities increased to
£298.2bn (December 2025: £240.6bn), reflecting an increase in client activity and mark-to-market in interest rate and equity derivatives
•Deposits at amortised cost increased to £166.4bn (December 2025: £156.1bn), driven by growth in deposits primarily in ICB
•RWAs increased to £206.1bn (December 2025: £196.7bn), mainly driven by higher activity in Global Markets (including seasonality), and Banking, reflecting additional RWAs to support deal activity, including in the UK
1Q326 YTD included c.£105m of fair value losses on lending and cost of hedges. Q325 YTD included c.£65m of fair value gains on lending and cost of hedging.

Barclays PLC	20

Results by Business

Barclays US Consumer Bank	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	2,304	2,044	13	749	726	3
Net fee, commission and other income	743	584	27	179	215	(17)
Total income	3,047	2,628	16	928	941	(1)
Operating costs	(1,281)	(1,210)	(6)	(459)	(407)	(13)
UK regulatory levies	—	—	—	—	—	—
Litigation and conduct	(5)	(3)	(67)	(3)	—
Total operating expenses	(1,286)	(1,213)	(6)	(462)	(407)	(14)
Other net income	—	—	—	—	—	—
Profit before impairment	1,761	1,415	24	466	534	(13)
Credit impairment charges	(1,053)	(1,090)	3	(340)	(379)	10
Profit before tax	708	325		126	155	(19)
Attributable profit	521	246		92	118	(22)

Performance measures
Return on average allocated equity	16.4%	8.1%		8.5%	11.7%
Return on average allocated tangible equity[1]	19.9%	9.4%		10.9%	13.5%
Average allocated equity (£bn)	4.2	4.1		4.3	4.0
Average allocated tangible equity (£bn)	3.5	3.5		3.4	3.5
Cost: income ratio	42%	46%		50%	43%
Loan loss rate (bps)[2]	552	489		529	505
Net interest margin	13.20%	10.96%		13.74%	11.50%

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Gross loans and advances at amortised cost[3]	25.5	30.6	29.8
Loans and advances to customers at amortised cost	22.3	21.1	20.0
Deposits at amortised cost	25.1	24.2	23.7
Risk weighted assets	24.3	27.4	25.8
1Return on average allocated tangible equity, excluding a c.£225m Q226 gain on sale (recorded in Net fee, commission and other income), from the AA portfolio exit, was 13.6% for Q326 YTD, as a result of an adjusted attributable profit of £357m.
2Q325 YTD and Q325 LLR include held for sale portfolios to remain consistent with the treatment of impairment.
3Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays PLC	21

Results by Business
Barclays US Consumer Bank
A US co-branded credit card issuer and financial services partner to 23 million customers, with a direct-to-consumer loan origination platform in Best Egg and strong online retail deposit offering. Key business updates include:
•Completed the American Airlines portfolio exit and the acquisition of Best Egg in Q226, strengthening our multi-product digital-only US Consumer Bank and increasing our ability to serve a wider range of customer borrowing needs
•Announced a strategic partnership with Samsung in Q226 under which Barclays is the contracted provider for a range of financial products through Samsung's digital wallet ecosystem, extending access to customers through digital channels
USCB delivered a RoE of 16.4% (Q325 YTD: 8.1%) and a RoTE of 19.9% (Q325 YTD: 9.4%), reflecting a c.£225m Q226 gain on sale from the AA portfolio exit, continued operational progress, with increased income from business growth, higher net interest margin and positive operating jaws. Excluding the gain on sale of c.£225m (resulting in an adjusted attributable profit of £357m), the Q326 YTD RoTE was 13.6%.
Income statement - Q326 YTD compared to Q325 YTD
•Profit before tax increased to £708m (Q325 YTD: £325m)
•The 2% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Total income increased 16% to £3,047m, including the adverse impact of the strengthening of average GBP against
USD. NII increased 13% to £2,304m including business growth, repricing initiatives and change in portfolio mix. Net fee, commission and other income increased 27% to £743m driven by the gain on sale from the AA portfolio, and the Best
Egg acquisition
•Total operating expenses increased 6% to £1,286m, driven by the acquisitions of Best Egg and the GM portfolio, business growth and inflationary headwinds, partially offset by lower partner related expenses, ongoing efficiency savings and the strengthening of average GBP against USD
•Credit impairment charges were £1,053m (Q325 YTD: £1,090m), reflecting broadly stable underlying credit performance, the impact from the Best Egg acquisition and other portfolio changes. US cards 30 and 90 day arrears rates were stable at 2.9% (Q325: 2.9%) and 1.5% (Q325: 1.5%) respectively. The USCB total coverage ratio was 10.8%
(December 2025: 11.1%)
Balance sheet - 30 September 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost were  £22.3bn (December 2025: £21.1bn)
•Deposits at amortised cost increased to £25.1bn (December 2025: £24.2bn), with growth in retail savings which is in line with USCB's strategy to grow core deposits
•RWAs decreased to £24.3bn (December 2025: £27.4bn), driven by a net £3.2bn reduction relating to the AA portfolio sale and Best Egg acquisition

Barclays PLC	22

Results by Business

Head Office	Nine months ended			Three months ended
	30.09.26	30.09.25		30.09.26	30.09.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	131	426	(69)	35	138	(75)
Net fee, commission and other income	(36)	(257)	86	(18)	(105)	83
Total income	95	169	(44)	17	33	(48)
Operating costs	(572)	(544)	(5)	(204)	(162)	(26)
UK regulatory levies	—	—	#DIV/0!	—	—
Litigation and conduct	(101)	(244)	59	7	(239)
Total operating expenses	(673)	(788)	15	(197)	(401)	51
Other net income	44	48	(8)	20	39	(49)
Loss before impairment	(534)	(571)	6	(160)	(329)	51
Credit impairment releases/(charges)	2	(6)		—	(1)
Loss before tax	(532)	(577)	8	(160)	(330)	52
Attributable loss	(421)	(537)	22	(118)	(299)	61

Performance measures
Average allocated equity (£bn)	9.9	8.8		9.2	10.2
Average allocated tangible equity (£bn)	6.0	5.3		5.1	6.6

	As at 30.09.26	As at 31.12.25	As at 30.09.25
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	13.2	12.3	12.7
Income statement - Q326 YTD compared to Q325 YTD
•Loss before tax was £532m (Q325 YTD: £577m)
•Total income decreased to £95m (Q325 YTD: £169m), driven by hedge accounting, including a c.£30m loss in Q326, and the impact of the disposal of the German consumer finance business in Q125
•Total operating expenses decreased to £673m (Q325 YTD: £788m), given Q326 YTD included a £105m charge for FCA motor finance redress. Q325 YTD included a £235m charge for FCA motor finance redress
Balance sheet - 30 September 2026 compared to 31 December 2025
•RWAs increased to £13.2bn (December 2025: £12.3bn), including the net impact of the acquisition of the long-term leasehold interest in One Churchill Place

Barclays PLC	23

Quarterly Results Summary

Barclays Group
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,910	3,921	3,737	3,734	3,745	3,505	3,517	3,500
Net fee, commission and other income	3,455	4,417	4,426	3,343	3,422	3,682	4,192	3,464
Total income	7,365	8,338	8,163	7,077	7,167	7,187	7,709	6,964
Operating costs	(4,565)	(4,514)	(4,359)	(4,379)	(4,254)	(4,149)	(4,258)	(4,244)
UK regulatory levies	(11)	—	(84)	(229)	12	—	(96)	(227)
Litigation and conduct	16	(4)	(104)	(50)	(255)	(76)	(11)	(121)
Total operating expenses	(4,560)	(4,518)	(4,547)	(4,658)	(4,497)	(4,225)	(4,365)	(4,592)
Other net income/(expenses)	20	3	21	(25)	39	(9)	18	—
Profit before impairment	2,825	3,823	3,637	2,394	2,709	2,953	3,362	2,372
Credit impairment charges	(503)	(571)	(823)	(535)	(632)	(469)	(643)	(711)
Profit before tax	2,322	3,252	2,814	1,859	2,077	2,484	2,719	1,661
Tax charges	(422)	(731)	(638)	(388)	(365)	(552)	(621)	(448)
Profit after tax	1,900	2,521	2,176	1,471	1,712	1,932	2,098	1,213
Non-controlling interests	—	(19)	—	(18)	—	(21)	(2)	(20)
Other equity instrument holders	(254)	(243)	(244)	(258)	(255)	(252)	(232)	(228)
Attributable profit	1,646	2,259	1,932	1,195	1,457	1,659	1,864	965

Performance measures
Return on average shareholders' equity	10.1%	14.0%	11.8%	7.4%	9.2%	10.7%	12.1%	6.5%
Return on average tangible shareholders' equity	11.7%	16.1%	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%
Average shareholders' equity (£bn)	65.3	64.8	65.5	64.8	63.3	62.1	61.4	59.7
Average tangible shareholders' equity (£bn)	56.4	56.1	57.2	56.5	55.1	53.9	53.1	51.5
Cost: income ratio	62%	54%	56%	66%	63%	59%	57%	66%
Loan loss rate (bps)	43	51	74	48	57	44	61	66
Basic earnings per ordinary share	12.3p	16.7p	14.1p	8.6p	10.4p	11.7p	13.0p	6.7p
Basic weighted average number of shares (m)	13,426	13,565	13,727	13,883	14,045	14,211	14,314	14,432
Period end number of shares (m)	13,379	13,507	13,737	13,867	13,996	14,180	14,336	14,420

Balance sheet and capital management[1]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost[2]	459.8	450.4	449.9	441.3	437.5	428.4	430.4	429.6
Loans and advances to customers at amortised cost	373.1	359.3	358.3	352.8	346.4	339.2	338.6	337.9
Loans and advances to banks at amortised cost	10.5	12.0	12.0	8.7	9.4	8.7	9.4	8.3
Debt securities at amortised cost	70.8	73.5	68.3	68.5	70.7	69.9	71.4	68.2
Loans and advances at amortised cost	454.5	444.8	438.6	430.0	426.5	417.8	419.4	414.5
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%
Total assets	1,737.6	1,730.4	1,694.8	1,544.2	1,629.2	1,598.7	1,593.5	1,518.2
Deposits at amortised cost	599.3	594.4	587.6	585.6	575.3	564.5	574.3	560.7
Net asset value per share	477p	489p	466p	469p	451p	442p	430p	414p
Tangible net asset value per share	410p	423p	405p	409p	392p	384p	372p	357p
Common equity tier 1 ratio	14.2%	14.3%	14.1%	14.3%	14.1%	14.0%	13.9%	13.6%
Common equity tier 1 capital	52.4	52.2	51.2	51.1	50.3	49.5	48.8	48.6
Risk weighted assets	369.8	364.8	364.5	356.8	357.4	353.0	351.3	358.1
UK leverage ratio	4.9%	4.9%	4.8%	5.1%	4.9%	5.0%	5.0%	5.0%
UK leverage exposure	1,344.0	1,345.6	1,321.3	1,247.3	1,285.3	1,259.8	1,252.8	1,206.5

Funding and liquidity
Group liquidity pool (£bn)	372.2	346.7	326.1	337.8	332.9	333.7	336.3	296.9
Liquidity coverage ratio[3]	157.0%	157.7%	165.4%	170.0%	174.6%	177.7%	175.3%	172.4%
Net stable funding ratio	135.8%	135.8%	135.4%	135.2%	135.3%	135.6%	136.2%	134.9%
Loan: deposit ratio	76%	75%	75%	73%	74%	74%	73%	74%
Customer loan: deposit ratio[4]	64%	63%	63%	62%	62%	62%	61%	62%
1Refer to pages 42 to 46 for further information on how capital, RWAs and leverage are calculated.
2Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
3Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the LCR.
4From Q326, the customer loan to deposit ratio has been introduced, calculated as customer loans divided by customer deposits, to provide a customer lending-focused funding metric and improve comparability with peers.

Barclays PLC	24

Quarterly Results by Business

Barclays UK
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424[1]
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,073	2,000	1,986	2,015	1,961	1,855	1,822	1,815
Net fee, commission and other income	276	259	272	247	292	264	252	800
Total income	2,349	2,259	2,258	2,262	2,253	2,119	2,074	2,615
Operating costs	(1,274)	(1,194)	(1,174)	(1,274)	(1,189)	(1,168)	(1,115)	(1,170)
UK regulatory levies	(5)	—	(44)	(41)	(1)	—	(43)	(36)
Litigation and conduct	8	(1)	1	(14)	(8)	(27)	(2)	(9)
Total operating expenses	(1,271)	(1,195)	(1,217)	(1,329)	(1,198)	(1,195)	(1,160)	(1,215)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,078	1,064	1,041	933	1,055	924	914	1,400
Credit impairment charges	(123)	(160)	(178)	(74)	(102)	(79)	(158)	(283)
Profit before tax	955	904	863	859	953	845	756	1,117
Attributable profit	666	623	591	706	647	580	510	781

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost[2]	243.3	239.8	233.6	231.9	230.9	228.5	227.5	227.5
Loans and advances to customers at amortised cost	225.3	220.8	217.8	216.5	213.4	211.2	209.6	207.7
Customer deposits at amortised cost	246.1	245.6	243.9	244.6	241.5	241.3	243.1	244.2
Loan: deposit ratio	98%	97%	95%	94%	95%	94%	93%	92%
Customer loan: deposit ratio[3]	92%	90%	89%	89%	88%	87%	86%	85%
Risk weighted assets	90.6	89.0	87.5	85.8	86.7	86.1	85.0	84.5

Performance measures
Return on average allocated equity	16.1%	15.4%	14.8%	17.8%	16.3%	14.8%	13.0%	20.7%
Return on average allocated tangible equity	21.2%	20.4%	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%
Average allocated equity (£bn)	16.5	16.2	15.9	15.9	15.9	15.8	15.7	15.1
Average allocated tangible equity (£bn)	12.6	12.2	12.0	11.9	11.9	11.8	11.7	11.2
Cost: income ratio	54%	53%	54%	59%	53%	56%	56%	46%
Loan loss rate (bps)	20	27	31	13	18	14	28	49
Net interest margin	3.69%	3.68%	3.72%	3.72%	3.68%	3.55%	3.55%	3.53%
1Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.
2Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
3From Q326, the customer loan to deposit ratio has been introduced, calculated as customer loans divided by customer deposits, to provide a customer lending-focused funding metric and improve comparability with peers.

Barclays PLC	25

Quarterly Results by Business

Analysis of Barclays UK	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424[1]
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	1,785	1,711	1,725	1,702	1,708	1,599	1,573	2,078
Business Banking	564	548	533	560	545	520	501	537
Total income	2,349	2,259	2,258	2,262	2,253	2,119	2,074	2,615

Analysis of credit impairment (charges)/releases
Retail Banking	(135)	(165)	(179)	(72)	(98)	(59)	(145)	(279)
Business Banking	12	5	1	(2)	(4)	(20)	(13)	(4)
Total credit impairment charges	(123)	(160)	(178)	(74)	(102)	(79)	(158)	(283)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	207.7	203.1	200.1	198.6	195.2	192.4	190.4	188.0
Business Banking	17.6	17.7	17.7	17.9	18.2	18.8	19.2	19.7
Total loans and advances to customers at amortised cost	225.3	220.8	217.8	216.5	213.4	211.2	209.6	207.7

Analysis of customer deposits at amortised cost
Retail Banking	195.2	194.5	193.1	192.7	189.3	189.3	190.8	191.4
Business Banking	50.9	51.1	50.8	51.9	52.2	52.0	52.3	52.8
Total customer deposits at amortised cost	246.1	245.6	243.9	244.6	241.5	241.3	243.1	244.2
1Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays PLC	26

Quarterly Results by Business

Barclays UK Corporate Bank
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	437	413	394	396	383	359	342	324
Net fee, commission and other income	136	145	136	143	139	160	142	134
Total income	573	558	530	539	522	519	484	458
Operating costs	(256)	(249)	(239)	(272)	(243)	(240)	(234)	(250)
UK regulatory levies	(2)	—	(15)	(14)	9	—	(24)	(14)
Litigation and conduct	—	—	—	—	—	(39)	—	(1)
Total operating expenses	(258)	(249)	(254)	(286)	(234)	(279)	(258)	(265)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	315	309	276	253	288	240	226	193
Credit impairment charges	(2)	(16)	(3)	(1)	(5)	(12)	(19)	(40)
Profit before tax	313	293	273	252	283	228	207	153
Attributable profit	218	201	187	168	196	142	142	98

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost[1]	33.2	31.4	31.0	30.2	29.2	28.2	27.0	25.8
Loans and advances to customers at amortised cost	33.0	31.3	30.8	30.0	29.0	27.9	26.7	25.4
Deposits at amortised cost	87.2	89.1	88.0	88.7	86.7	85.3	85.3	83.1
Customer loan: deposit ratio[2]	38%	35%	35%	34%	33%	33%	31%	31%
Risk weighted assets	27.5	26.6	27.3	26.5	25.2	25.3	24.2	23.9

Performance measures
Return on average allocated equity	23.5%	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%
Return on average allocated tangible equity	23.5%	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%
Average allocated equity (£bn)	3.7	3.8	3.8	3.5	3.4	3.4	3.3	3.2
Average allocated tangible equity (£bn)	3.7	3.8	3.8	3.5	3.4	3.4	3.3	3.2
Cost: income ratio	45%	45%	48%	53%	45%	54%	53%	58%
Loan loss rate (bps)	2	20	4	1	7	17	28	62

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	91	96	89	97	90	90	80	71
Transaction banking	482	462	441	442	432	429	404	387
Total income	573	558	530	539	522	519	484	458
1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
2From Q326, the customer loan to deposit ratio has been introduced, calculated as customer loans divided by customer deposits, to provide a customer lending-focused funding metric and improve comparability with peers.

Barclays PLC	27

Quarterly Results by Business

Barclays Private Bank and Wealth Management
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	223	216	204	202	190	203	204	216
Net fee, commission and other income	146	150	143	146	145	145	145	135
Total income	369	366	347	348	335	348	349	351
Operating costs	(289)	(267)	(254)	(279)	(243)	(238)	(234)	(255)
UK regulatory levies	(1)	—	(3)	(7)	(1)	—	(2)	(7)
Litigation and conduct	4	—	—	(10)	1	—	—	(1)
Total operating expenses	(286)	(267)	(257)	(296)	(243)	(238)	(236)	(263)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	83	99	90	52	92	110	113	88
Credit impairment (charges)/releases	(5)	(5)	2	(2)	(1)	2	9	(2)
Profit before tax	78	94	92	50	91	112	122	86
Attributable profit	68	75	73	35	72	88	96	63

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost[1]	16.4	15.1	15.1	15.1	15.2	14.8	14.8	14.7
Loans and advances to customers at amortised cost	16.1	14.8	14.7	14.7	14.9	14.5	14.5	14.5
Deposits at amortised cost	74.4	72.7	73.3	72.0	70.6	66.7	73.1	69.5
Risk weighted assets	8.1	8.0	8.2	8.0	7.9	7.9	8.0	7.9
Client assets and liabilities[2]	234.0	230.2	223.8	227.6	221.5	213.4	212.4	208.9

Performance measures
Return on average allocated equity	22.0%	24.8%	23.5%	11.6%	24.3%	29.3%	31.8%	21.9%
Return on average allocated tangible equity	23.8%	26.9%	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%
Average allocated equity (£bn)	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Cost: income ratio	78%	73%	74%	85%	73%	68%	68%	75%
Loan loss rate (bps)	12	13	(6)	5	3	(5)	(25)	5
1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
2Client assets and liabilities refers to deposits, lending and invested assets.

Barclays PLC	28

Quarterly Results by Business

Barclays Investment Bank
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	393	411	383	356	347	334	297	284
Net trading income	1,580	2,271	2,358	1,294	1,581	1,906	2,416	1,262
Net fee, commission and other income	1,156	1,276	1,287	1,142	1,155	1,067	1,160	1,061
Total income	3,129	3,958	4,028	2,792	3,083	3,307	3,873	2,607
Operating costs	(2,083)	(2,199)	(2,107)	(1,924)	(2,010)	(1,932)	(2,061)	(1,903)
UK regulatory levies	(3)	—	(22)	(159)	5	—	(27)	(161)
Litigation and conduct	—	—	2	(8)	(9)	(8)	(3)	(26)
Total operating expenses	(2,086)	(2,199)	(2,127)	(2,091)	(2,014)	(1,940)	(2,091)	(2,090)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,043	1,759	1,901	701	1,069	1,367	1,782	517
Credit impairment charges	(33)	(44)	(279)	(22)	(144)	(67)	(72)	(46)
Profit before tax	1,010	1,715	1,622	679	925	1,300	1,710	471
Attributable profit	720	1,204	1,111	294	723	876	1,199	247

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost[1]	139.6	137.2	137.4	131.0	129.8	126.8	129.6	124.9
Loans and advances to customers at amortised cost	76.4	70.8	73.6	70.0	68.6	66.8	68.6	69.7
Loans and advances to banks at amortised cost	9.7	11.0	10.0	7.4	7.5	7.1	7.4	6.8
Debt securities at amortised cost	52.8	54.5	52.9	52.9	53.0	52.4	53.1	47.9
Loans and advances at amortised cost	138.9	136.3	136.5	130.3	129.1	126.3	129.1	124.4
Trading portfolio assets	212.8	208.2	189.3	189.5	191.3	186.1	185.5	166.1
Derivative financial instrument assets	308.0	302.6	285.4	251.5	263.8	279.0	253.6	291.6
Financial assets at fair value through the income statement	198.7	209.9	215.6	183.6	222.8	215.2	209.5	190.4
Cash collateral and settlement balances	172.2	182.5	189.2	121.6	152.1	145.0	148.8	111.1

Deposits at amortised cost	166.4	162.3	157.4	156.1	152.8	148.7	148.9	140.5
Derivative financial instrument liabilities	298.2	291.6	272.6	240.6	252.0	265.1	245.1	279.0

Risk weighted assets	206.1	204.1	201.7	196.7	199.1	196.4	195.9	198.8

Performance measures
Return on average allocated equity	9.5%	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%
Return on average allocated tangible equity	9.5%	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%
Average allocated equity (£bn)	30.4	30.0	29.7	29.6	28.6	28.7	29.6	29.3
Average allocated tangible equity (£bn)	30.4	30.0	29.7	29.6	28.6	28.7	29.6	29.3
Income over average risk weighted assets	6.1%	7.7%	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%
Cost: income ratio	67%	56%	53%	75%	65%	59%	54%	80%
Loan loss rate (bps)	9	13	82	7	44	21	23	15

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,012	1,471	1,716	1,024	1,256	1,450	1,699	934
Equities	1,010	1,261	1,116	703	689	870	963	604
Global Markets	2,022	2,732	2,832	1,727	1,945	2,320	2,662	1,538
Advisory	222	188	255	214	196	123	143	189
Equity capital markets	87	157	92	56	71	81	70	98
Debt capital markets	347	402	407	336	379	364	431	327
Banking Fees and Underwriting	656	747	754	606	646	568	644	614
Corporate lending	(13)	37	16	27	68	(4)	156	45
Transaction banking	464	442	426	432	424	423	411	410
International Corporate Banking	451	479	442	459	492	419	567	455
Investment Banking	1,107	1,226	1,196	1,065	1,138	987	1,211	1,069
Total income	3,129	3,958	4,028	2,792	3,083	3,307	3,873	2,607
1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays PLC	29

Quarterly Results by Business

Barclays US Consumer Bank
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	749	732	823	776	726	640	678	678
Net fee, commission, trading and other income	179	404	160	277	215	183	186	179
Total income	928	1,136	983	1,053	941	823	864	857
Operating costs	(459)	(442)	(380)	(427)	(407)	(396)	(407)	(433)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(3)	(2)	—	(5)	—	—	(3)	—
Total operating expenses	(462)	(444)	(380)	(432)	(407)	(396)	(410)	(433)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	466	692	603	621	534	427	454	424
Credit impairment charges	(340)	(346)	(367)	(431)	(379)	(312)	(399)	(298)
Profit before tax	126	346	236	190	155	115	55	126
Attributable profit	92	253	176	144	118	87	41	94

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances at amortised cost[1]	25.5	25.0	30.3	30.6	29.8	27.4	28.9	30.0
Loans and advances to customers at amortised cost	22.3	21.7	21.0	21.1	20.0	18.2	18.8	20.0
Deposits at amortised cost	25.1	24.7	25.0	24.2	23.7	22.5	23.8	23.3
Risk weighted assets	24.3	24.3	27.6	27.4	25.8	24.7	25.6	26.8

Performance measures
Return on average allocated equity	8.5%	24.7%	16.5%	13.8%	11.7%	8.8%	3.9%	9.5%
Return on average allocated tangible equity[2]	10.9%	30.2%	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%
Average allocated equity (£bn)	4.3	4.1	4.3	4.2	4.0	4.0	4.2	4.0
Average allocated tangible equity (£bn)	3.4	3.3	3.8	3.6	3.5	3.4	3.6	3.4
Cost: income ratio	50%	39%	39%	41%	43%	48%	47%	51%
Loan loss rate (bps)[3]	529	555	491	558	505	456	562	395
Net interest margin	13.74%	13.20%	12.76%	11.63%	11.50%	10.83%	10.53%	10.66%
1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.
2Return on average allocated tangible equity, excluding a c.£225m Q226 gain on sale (recorded in Net fee, commission and other income) from the AA portfolio exit, was 10.5% for Q226, as a result of an adjusted attributable profit of £87m.
3LLR includes held for sale portfolios to remain consistent with the treatment of impairment in Q424 to Q126.

Barclays PLC	30

Quarterly Results by Business

Head Office
	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	35	149	(53)	(11)	138	114	174	183
Net fee, commission and other income	(18)	(88)	70	94	(105)	(43)	(109)	(107)
Total income	17	61	17	83	33	71	65	76
Operating costs	(204)	(163)	(205)	(203)	(162)	(175)	(207)	(233)
UK regulatory levies	—	—	—	(8)	—	—	—	(9)
Litigation and conduct	7	(1)	(107)	(13)	(239)	(2)	(3)	(84)
Total operating expenses	(197)	(164)	(312)	(224)	(401)	(177)	(210)	(326)
Other net income/(expenses)	20	3	21	(25)	39	(9)	18	—
(Loss)/profit before impairment	(160)	(100)	(274)	(166)	(329)	(115)	(127)	(250)
Credit impairment releases/(charges)	—	—	2	(5)	(1)	(1)	(4)	(42)
Loss before tax	(160)	(100)	(272)	(171)	(330)	(116)	(131)	(292)
Attributable loss	(118)	(97)	(206)	(152)	(299)	(114)	(124)	(318)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	13.2	12.7	12.3	12.3	12.7	12.6	12.7	16.2

Performance measures
Average allocated equity (£bn)	9.2	9.5	10.6	10.4	10.2	9.0	7.4	6.9
Average allocated tangible equity (£bn)	5.1	5.6	6.8	6.7	6.6	5.5	3.8	3.4

Barclays PLC	31

Performance Management

Margins and balances
	Nine months ended 30.09.26			Nine months ended 30.09.25
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	6,059	219,112	3.70	5,638	209,779	3.59
Barclays UK Corporate Bank	1,244	29,460	5.65	1,084	25,584	5.66
Barclays Private Bank and Wealth Management	643	15,193	5.66	597	14,735	5.42
Barclays US Consumer Bank	2,304	23,344	13.20	2,044	24,930	10.96
Group excluding IB and Head Office	10,250	287,109	4.77	9,363	275,028	4.55
Barclays Investment Bank	1,187			978
Head Office	131			426
Barclays Group Net interest income	11,568			10,767
The Group excluding IB and Head Office net interest margin increased by 22bps from 4.55% in Q325 to 4.77% in Q326 due to Group structural hedge income, partner reward updates and changes in portfolio mix in USCB.

Quarterly analysis
	Q326	Q226	Q126	Q425	Q325
Net interest income	£m	£m	£m	£m	£m
Barclays UK	2,073	2,000	1,986	2,015	1,961
Barclays UK Corporate Bank	437	413	394	396	383
Barclays Private Bank and Wealth Management	223	216	204	202	190
Barclays US Consumer Bank	749	732	823	776	726
Group excluding IB and Head Office	3,482	3,361	3,407	3,389	3,260

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	222,936	217,778	216,623	214,770	211,384
Barclays UK Corporate Bank	30,224	29,603	28,536	27,841	26,645
Barclays Private Bank and Wealth Management	15,620	14,936	15,022	15,105	14,802
Barclays US Consumer Bank	21,624	22,247	26,163	26,470	25,037
Group excluding IB and Head Office	290,404	284,564	286,344	284,186	277,868

Net interest margin	%	%	%	%	%
Barclays UK	3.69	3.68	3.72	3.72	3.68
Barclays UK Corporate Bank	5.74	5.60	5.60	5.64	5.70
Barclays Private Bank and Wealth Management	5.66	5.80	5.51	5.31	5.09
Barclays US Consumer Bank	13.74	13.20	12.76	11.63	11.50
Group excluding IB and Head Office	4.76	4.74	4.83	4.73	4.65

Barclays PLC	32

Performance Management
Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed primarily via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-
structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.
Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional of
£122.2bn (December 2025: £114.6bn) which reflects the structural hedge derivatives notional of £240.6bn (December
2025: £236.1bn) netted with non-structural hedging positions of £118.4bn (December 2025: £121.5bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of c.3.5 years.
Gross structural hedge contributions were £5,352m (September 2025: £4,313m). Gross structural hedge contributions primarily represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Barclays PLC	33

Credit Risk
Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.
The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios,
impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.                       .

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3[5]	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.26	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	168,607	13,370	1,797	183,774	18	20	62	100
Retail credit cards	15,336	2,231	245	17,812	161	457	155	773
Retail other	9,209	1,705	223	11,137	106	183	181	470
Corporate loans[1]	56,882	6,394	1,624	64,900	93	170	549	812
Total UK	250,034	23,700	3,889	277,623	378	830	947	2,155
Retail mortgages	1,649	264	161	2,074	3	1	25	29
Retail credit cards	19,282	2,883	1,779	23,944	400	815	1,418	2,633
Retail other	4,219	350	70	4,639	16	8	18	42
Corporate loans	75,248	3,615	1,892	80,755	76	133	292	501
Total Rest of the World	100,398	7,112	3,902	111,412	495	957	1,753	3,205
Total loans and advances at amortised cost	350,432	30,812	7,791	389,035	873	1,787	2,700	5,360
Debt securities at amortised cost	69,553	1,255	—	70,808	11	10	—	21
Total loans and advances at amortised cost including debt securities	419,985	32,067	7,791	459,843	884	1,797	2,700	5,381
Off-balance sheet loan commitments and financial guarantee contracts[2]	403,993	16,478	1,166	421,637	155	225	33	413
Total[3,4]	823,978	48,545	8,957	881,480	1,039	2,022	2,733	5,794

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3[5]	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.09.26	£m	£m	£m	£m	%	%	%	%
Retail mortgages	168,589	13,350	1,735	183,674	—	0.1	3.5	0.1
Retail credit cards	15,175	1,774	90	17,039	1.0	20.5	63.3	4.3
Retail other	9,103	1,522	42	10,667	1.2	10.7	81.2	4.2
Corporate loans[1]	56,789	6,224	1,075	64,088	0.2	2.7	33.8	1.3
Total UK	249,656	22,870	2,942	275,468	0.2	3.5	24.4	0.8
Retail mortgages	1,646	263	136	2,045	0.2	0.4	15.5	1.4
Retail credit cards	18,882	2,068	361	21,311	2.1	28.3	79.7	11.0
Retail other	4,203	342	52	4,597	0.4	2.3	25.7	0.9
Corporate loans	75,172	3,482	1,600	80,254	0.1	3.7	15.4	0.6
Total Rest of the World	99,903	6,155	2,149	108,207	0.5	13.5	44.9	2.9
Total loans and advances at amortised cost	349,559	29,025	5,091	383,675	0.2	5.8	34.7	1.4
Debt securities at amortised cost	69,542	1,245	—	70,787	—	0.8	—	—
Total loans and advances at amortised cost including debt securities	419,101	30,270	5,091	454,462	0.2	5.6	34.7	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	403,838	16,253	1,133	421,224	—	1.4	2.8	0.1
Total[3,4]	822,939	46,523	6,224	875,686	0.1	4.2	30.5	0.7
1Includes Business Banking, which has a gross exposure of £12.5bn and an impairment allowance of £280m. This comprises £34m impairment allowance on £10.1bn Stage 1 exposure, £59m on £1.7bn Stage 2 exposure and £187m on £0.7bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 1.0%.
2Excludes loan commitments and financial guarantees of £37.7bn carried at fair value.
3Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £275.0bn and an impairment allowance of £149m. This comprises £20m impairment allowance on £274.6bn Stage 1 exposure,
£8m on £0.4bn Stage 2 exposure and £121m on £128m Stage 3 exposure.
4The annualised loan loss rate is 55bps after applying the total impairment charges of £1,897m.
5Purchased or originated credit-impaired (POCI) balances are no longer presented following the sale of those balances as part of the Tesco debt sale completed in September 2026. The corresponding FY25 balances of £44m are included within Stage 3 exposure as at 31.12.25.

Barclays PLC	34

Credit Risk

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3[5]	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.25	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	159,825	13,757	1,836	175,418	15	16	60	91
Retail credit cards	14,922	1,943	303	17,168	171	398	174	743
Retail other	9,867	1,512	301	11,680	98	178	214	490
Corporate loans[1]	54,182	6,936	1,392	62,510	125	180	422	727
Total UK	238,796	24,148	3,832	266,776	409	772	870	2,051
Retail mortgages	1,829	72	131	2,032	2	—	24	26
Retail credit cards	18,801	2,536	1,776	23,113	395	796	1,395	2,586
Retail other	2,482	206	63	2,751	3	5	19	27
Corporate loans	66,671	3,702	1,767	72,140	82	135	382	599
Total Rest of the World	89,783	6,516	3,737	100,036	482	936	1,820	3,238
Total loans and advances at amortised cost	328,579	30,664	7,569	366,812	891	1,708	2,690	5,289
Debt securities at amortised cost	68,126	371	—	68,497	13	9	—	22
Total loans and advances at amortised cost including debt securities	396,705	31,035	7,569	435,309	904	1,717	2,690	5,311
Off-balance sheet loan commitments and financial guarantee contracts[2]	410,493	16,473	817	427,783	144	240	32	416
Total[3,4]	807,198	47,508	8,386	863,092	1,048	1,957	2,722	5,727

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3[5]	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.25	£m	£m	£m	£m	%	%	%	%
Retail mortgages	159,810	13,741	1,776	175,327	—	0.1	3.3	0.1
Retail credit cards	14,751	1,545	129	16,425	1.1	20.5	57.4	4.3
Retail other	9,769	1,334	87	11,190	1.0	11.8	71.1	4.2
Corporate loans[1]	54,057	6,756	970	61,783	0.2	2.6	30.3	1.2
Total UK	238,387	23,376	2,962	264,725	0.2	3.2	22.7	0.8
Retail mortgages	1,827	72	107	2,006	0.1	—	18.3	1.3
Retail credit cards	18,406	1,740	381	20,527	2.1	31.4	78.5	11.2
Retail other	2,479	201	44	2,724	0.1	2.4	30.2	1.0
Corporate loans	66,589	3,567	1,385	71,541	0.1	3.6	21.6	0.8
Total Rest of the World	89,301	5,580	1,917	96,798	0.5	14.4	48.7	3.2
Total loans and advances at amortised cost	327,688	28,956	4,879	361,523	0.3	5.6	35.5	1.4
Debt securities at amortised cost	68,113	362	—	68,475	—	2.4	—	—
Total loans and advances at amortised cost including debt securities	395,801	29,318	4,879	429,998	0.2	5.5	35.5	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	410,349	16,233	785	427,367	—	1.5	3.9	0.1
Total[3,4]	806,150	45,551	5,664	857,365	0.1	4.1	32.5	0.7
1Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £326m. This comprises £62m impairment allowance on £9.3bn Stage 1 exposure, £50m on £2.3bn Stage 2 exposure and £214m on £0.8bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.
2Excludes loan commitments and financial guarantees of £22.2bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.1bn and an impairment allowance of £150m. This comprises £18m impairment allowance on £222.4bn Stage 1 exposure,
£8m on £1.6bn Stage 2 exposure and £124m on £127m Stage 3 exposure.
4The annualised loan loss rate is 52bps after applying the total impairment charges of £2,279m.
5POCI balances are no longer presented following the sale of those balances as part of the Tesco debt sale completed in September 2026. The corresponding FY25 balances of £44m are included within Stage 3 exposure as at 31.12.25.

Barclays PLC	35

Credit Risk
Assets held for sale
The prior period presents gross loans and advances and the related impairment allowance for the AA portfolio in USCB classified as assets held for sale in the condensed consolidated balance sheet. The sale of this portfolio was completed on 24
April 2026.

Loans and advances by product
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.12.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Corporate loans - US	43	1	2.3	6	2	33.3	—	—	—	49	3	6.1
Total Rest of the World	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

Barclays PLC	36

Credit Risk
Loans and advances at amortised cost by product
The table below presents loans and advances at amortised cost by product and stage, including Stage 2 past due balances.

		Stage 2
As at 30.09.26	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3[1]	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	170,256	10,931	2,006	697	13,634	1,958	185,848
Retail credit cards	34,618	4,466	345	303	5,114	2,024	41,756
Retail other	13,428	1,782	191	82	2,055	293	15,776
Corporate loans	132,130	9,781	155	73	10,009	3,516	145,655
Total	350,432	26,960	2,697	1,155	30,812	7,791	389,035

Impairment allowance
Retail mortgages	21	12	6	3	21	87	129
Retail credit cards	561	932	145	195	1,272	1,573	3,406
Retail other	122	124	33	34	191	199	512
Corporate loans	169	282	10	11	303	841	1,313
Total	873	1,350	194	243	1,787	2,700	5,360

Net exposure
Retail mortgages	170,235	10,919	2,000	694	13,613	1,871	185,719
Retail credit cards	34,057	3,534	200	108	3,842	451	38,350
Retail other	13,306	1,658	158	48	1,864	94	15,264
Corporate loans	131,961	9,499	145	62	9,706	2,675	144,342
Total	349,559	25,610	2,503	912	29,025	5,091	383,675

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.3	0.4	0.2	4.4	0.1
Retail credit cards	1.6	20.9	42.0	64.4	24.9	77.7	8.2
Retail other	0.9	7.0	17.3	41.5	9.3	67.9	3.2
Corporate loans	0.1	2.9	6.5	15.1	3.0	23.9	0.9
Total	0.2	5.0	7.2	21.0	5.8	34.7	1.4

As at 31.12.25
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,654	11,072	2,033	724	13,829	1,967	177,450
Retail credit cards	33,723	3,832	317	330	4,479	2,079	40,281
Retail other	12,349	1,398	207	113	1,718	364	14,431
Corporate loans	120,853	10,409	71	158	10,638	3,159	134,650
Total	328,579	26,711	2,628	1,325	30,664	7,569	366,812

Impairment allowance
Retail mortgages	17	9	4	3	16	84	117
Retail credit cards	566	840	138	216	1,194	1,569	3,329
Retail other	101	126	28	29	183	233	517
Corporate loans	207	298	7	10	315	804	1,326
Total	891	1,273	177	258	1,708	2,690	5,289

Net exposure
Retail mortgages	161,637	11,063	2,029	721	13,813	1,883	177,333
Retail credit cards	33,157	2,992	179	114	3,285	510	36,952
Retail other	12,248	1,272	179	84	1,535	131	13,914
Corporate loans	120,646	10,111	64	148	10,323	2,355	133,324
Total	327,688	25,438	2,451	1,067	28,956	4,879	361,523

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.4	0.1	4.3	0.1
Retail credit cards	1.7	21.9	43.5	65.5	26.7	75.5	8.3
Retail other	0.8	9.0	13.5	25.7	10.7	64.0	3.6
Corporate loans	0.2	2.9	9.9	6.3	3.0	25.5	1.0
Total	0.3	4.8	6.7	19.5	5.6	35.5	1.4
1POCI balances are no longer presented following the sale of those balances as part of the Tesco debt sale completed in September 2026. The corresponding FY25 balances of £44m are included within Stage 3 exposure as at 31.12.25.

Barclays PLC	37

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s modelled ECL charge were refreshed in Q326, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the volatile trade policies of the US administration and ongoing geopolitical uncertainty, compounded by ongoing tensions in the Middle East and associated risks to global energy markets.  Global growth slows modestly as higher US tariffs, retaliatory measures and persistent uncertainty disrupt trade flows, weigh on investment and dampen business confidence, though domestic demand in advanced economies remains relatively resilient. UK and US GDP growth in 2027 is expected to be 1.2% and 2.1%, respectively. Inflationary pressures remain elevated, with some tariff pass-through, higher energy prices, renewed supply-side frictions and increased transportation costs contributing to a more persistent and broad-based inflation profile. The softening in labour markets is gradual and insufficient to quickly alleviate underlying price pressures. UK and US quarterly unemployment rates peak at 5.2% and 4.3%, respectively.
The Downside scenarios have been calibrated to capture a severe escalation in geopolitical tensions, centred on a prolonged
Middle East conflict, alongside intensifying global trade frictions. Early in the scenario, conflict escalates sharply with disruptions at critical maritime chokepoints, triggering severe shipping disruptions, surging insurance costs and sharp increases in oil and gas prices amid infrastructure damage. As the shock becomes protracted, firms delay investment, reassess supply chains and hoard inputs, while business and consumer confidence fall sharply. In Downside 2, UK and US
GDP in 2027 falls by 3.9% and 3.8%, respectively. Inflation dynamics diverge sharply from Baseline, generating a stagflationary impulse. The deterioration in demand and investment drives a sharp increase in unemployment, initially concentrated in trade and energy exposed sectors but increasingly spilling over into services. In Downside 2, UK and US quarterly unemployment rates peak at 8.1% and 8.8%, respectively.  Monetary policy faces a difficult trade-off between persistent inflation and weakening growth. Central banks initially hike rates to ensure inflation expectations remain well anchored, but as the downturn deepens and demand forces weaken price pressures, they shift towards easing. The scenarios also incorporate climate-related risks through both physical and transition channels, including more frequent severe weather disruptions and a shift in sentiment around energy security. These effects amplify volatility, increase costs and further weigh on growth over the medium term.
In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment decreases. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth. The strong economic outlook and lower interest rates provide a boost to house price growth.
The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The increase in the Upside weights and the reduction in the Baseline and Downside weights in Q326 was driven by improvement in UK and US GDP outlook in the Baseline scenario, moving the Baseline scenario closer to the Upside scenarios. For further details see page 41
However, the Group expects geopolitical uncertainty to remain elevated and any potential impact on corporate earnings is expected to lag. In response, the £66m¹ management adjustment introduced in Q126 within the Investment Bank has been retained.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.
1Excludes management adjustment of £2m related to other financial assets subject to impairment.

Barclays PLC	38

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.09.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP[1]	1.3	1.2	1.6	1.7	1.7
UK unemployment[2]	5.1	5.1	5.2	4.9	4.7
UK HPI[3]	1.6	2.0	3.2	5.0	4.5
UK bank rate[4]	3.8	4.3	4.3	4.3	4.3
UK CPI[5]	3.2	2.1	1.4	2.4	1.8
US GDP[1]	2.2	2.1	2.2	2.2	2.2
US unemployment[6]	4.3	4.3	4.2	4.2	4.2
US HPI[7]	1.7	1.0	1.7	1.7	1.7
US federal funds rate[4]	3.8	4.0	4.0	4.0	4.0
US CPI[8]	3.3	2.3	2.2	2.3	2.2

Downside 2
UK GDP[1]	1.1	(3.9)	0.3	2.3	1.0
UK unemployment[2]	5.4	7.6	7.9	7.1	6.2
UK HPI[3]	(4.2)	(25.4)	3.1	10.4	5.6
UK bank rate[4]	3.9	5.1	4.7	4.5	4.5
UK CPI[5]	5.1	6.7	1.0	0.5	1.1
US GDP[1]	1.9	(3.8)	(1.1)	1.8	2.0
US unemployment[6]	4.8	8.1	8.5	7.5	6.4
US HPI[7]	(0.1)	(10.2)	3.8	6.3	3.0
US federal funds rate[4]	3.8	4.8	4.4	4.3	4.3
US CPI[8]	4.6	5.5	1.8	1.8	2.0

Downside 1
UK GDP[1]	1.2	(1.3)	1.0	2.0	1.4
UK unemployment[2]	5.2	6.4	6.6	6.0	5.5
UK HPI[3]	(1.3)	(12.4)	3.2	7.7	5.0
UK bank rate[4]	3.9	4.7	4.5	4.4	4.4
UK CPI[5]	4.1	4.3	1.2	1.5	1.5
US GDP[1]	2.0	(0.9)	0.5	2.0	2.1
US unemployment[6]	4.6	6.2	6.4	5.8	5.3
US HPI[7]	0.8	(4.7)	2.7	4.0	2.3
US federal funds rate[4]	3.8	4.5	4.3	4.3	4.3
US CPI[8]	3.9	3.9	2.0	2.1	2.1

Upside 2
UK GDP[1]	1.5	3.5	3.4	2.8	2.4
UK unemployment[2]	5.0	4.5	4.4	4.0	3.8
UK HPI[3]	1.9	14.0	6.9	4.0	4.2
UK bank rate[4]	3.8	3.8	3.1	3.1	3.3
UK CPI[5]	2.7	1.2	1.2	1.3	1.2
US GDP[1]	2.2	3.0	3.0	2.8	2.8
US unemployment[6]	4.2	3.6	3.5	3.5	3.5
US HPI[7]	3.9	4.7	5.2	4.8	4.8
US federal funds rate[4]	3.7	3.3	3.3	3.3	3.1
US CPI[8]	2.8	1.6	1.6	1.6	1.6
fvv
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4Average rate.
5Change in year-end UK CPI = Harmonised Index of Consumer Prices, relative to prior year-end.
6Average US civilian unemployment rate 16-year+.
7Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
8Change in year-end US CPI = Consumer Price Index, relative to prior year-end.

Barclays PLC	39

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.09.26	2026	2027	2028	2029	2030
Upside 1
UK GDP[1]	1.4	2.3	2.5	2.2	2.0
UK unemployment[2]	5.1	4.8	4.8	4.5	4.3
UK HPI[3]	1.7	7.9	5.1	4.5	4.3
UK bank rate[4]	3.8	4.0	3.7	3.7	3.8
UK CPI[5]	3.0	1.6	1.3	1.8	1.5
US GDP[1]	2.2	2.6	2.6	2.5	2.5
US unemployment[6]	4.3	4.0	3.9	3.9	3.9
US HPI[7]	2.8	2.8	3.4	3.2	3.2
US federal funds rate[4]	3.8	3.8	3.8	3.8	3.6
US CPI[8]	3.0	1.9	1.9	2.0	1.9
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4Average rate.
5Change in year-end UK CPI = Harmonised Index of Consumer Prices, relative to prior year-end.
6Average US civilian unemployment rate 16-year+.
7Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
8Change in year-end US CPI = Consumer Price Index, relative to prior year-end.

Barclays PLC	40

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.06.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP[1]	0.4	1.1	1.4	1.4	1.5
UK unemployment[2]	5.3	5.3	5.0	4.9	4.9
UK HPI[3]	1.3	1.6	3.9	3.0	3.9
UK bank rate[4]	4.1	4.4	4.3	4.3	4.3
US GDP[1]	1.7	2.0	2.1	2.1	2.1
US unemployment[5]	4.4	4.3	4.3	4.3	4.3
US HPI[6]	2.1	2.1	2.4	2.4	2.4
US federal funds rate[4]	3.7	3.8	3.8	3.8	3.8

Downside 2
UK GDP[1]	(0.5)	(4.1)	1.9	1.7	1.0
UK unemployment[2]	6.0	7.8	7.8	6.9	6.0
UK HPI[3]	(12.0)	(19.3)	6.7	9.3	4.6
UK bank rate[4]	4.2	5.1	4.6	4.5	4.5
US GDP[1]	0.5	(4.3)	—	2.1	1.6
US unemployment[5]	5.5	8.5	8.3	7.2	6.1
US HPI[6]	(3.1)	(6.3)	5.7	5.0	2.9
US federal funds rate[4]	3.8	4.9	4.3	4.3	4.3

Downside 1
UK GDP[1]	(0.1)	(1.6)	1.6	1.5	1.2
UK unemployment[2]	5.6	6.6	6.4	5.9	5.4
UK HPI[3]	(5.4)	(9.2)	5.3	6.1	4.3
UK bank rate[4]	4.1	4.7	4.5	4.5	4.5
US GDP[1]	1.1	(1.2)	1.1	2.1	1.9
US unemployment[5]	5.0	6.4	6.3	5.8	5.2
US HPI[6]	(0.5)	(2.1)	4.0	3.7	2.7
US federal funds rate[4]	3.8	4.2	4.1	4.0	4.0

Upside 2
UK GDP[1]	0.9	3.8	3.2	2.6	2.3
UK unemployment[2]	5.1	4.6	4.1	4.0	4.0
UK HPI[3]	4.1	14.2	6.8	2.7	3.8
UK bank rate[4]	4.0	3.8	3.0	3.1	3.3
US GDP[1]	1.8	3.2	2.9	2.8	2.8
US unemployment[5]	4.2	3.7	3.6	3.6	3.6
US HPI[6]	4.9	4.3	5.3	4.9	4.9
US federal funds rate[4]	3.5	3.0	3.0	3.0	2.8

Upside 1
UK GDP[1]	0.6	2.4	2.3	2.0	1.9
UK unemployment[2]	5.2	4.9	4.6	4.5	4.5
UK HPI[3]	2.7	7.8	5.4	2.9	3.9
UK bank rate[4]	4.0	4.1	3.5	3.6	3.8
US GDP[1]	1.8	2.6	2.5	2.5	2.5
US unemployment[5]	4.3	4.0	4.0	4.0	4.0
US HPI[6]	3.5	3.2	3.8	3.6	3.6
US federal funds rate[4]	3.5	3.3	3.3	3.3	3.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4Average rate.
5Average US civilian unemployment rate 16-year+.
6Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.

Barclays PLC	41

Credit Risk

As at 31.12.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP[1]	1.5	1.1	1.4	1.4	1.4
UK unemployment[2]	4.7	4.9	4.8	4.8	4.7
UK HPI[3]	1.5	2.9	2.5	4.3	3.8
UK bank rate[4]	4.2	3.4	3.4	3.5	3.6
US GDP[1]	2.1	2.0	2.0	2.0	2.0
US unemployment[5]	4.2	4.5	4.4	4.4	4.4
US HPI[6]	3.2	1.7	1.9	2.6	2.6
US federal funds rate[4]	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP[1]	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment[2]	4.7	5.8	7.7	6.9	5.7
UK HPI[3]	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate[4]	4.2	2.3	0.5	0.4	1.1
US GDP[1]	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment[5]	4.2	5.7	8.0	7.9	5.9
US HPI[6]	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate[4]	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP[1]	1.5	(0.7)	0.1	2.1	1.3
UK unemployment[2]	4.7	5.3	6.3	5.8	5.2
UK HPI[3]	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate[4]	4.2	2.9	2.0	1.9	2.4
US GDP[1]	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment[5]	4.2	5.1	6.2	6.1	5.1
US HPI[6]	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate[4]	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP[1]	1.5	2.7	3.7	2.9	2.4
UK unemployment[2]	4.7	4.3	4.0	3.9	3.8
UK HPI[3]	1.5	11.9	8.4	5.1	4.1
UK bank rate[4]	4.2	3.1	2.3	2.3	2.6
US GDP[1]	2.1	2.8	3.1	2.8	2.8
US unemployment[5]	4.2	3.9	3.7	3.7	3.7
US HPI[6]	3.2	6.2	4.7	4.8	4.9
US federal funds rate[4]	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP[1]	1.5	1.9	2.6	2.2	1.9
UK unemployment[2]	4.7	4.6	4.4	4.4	4.3
UK HPI[3]	1.5	7.4	5.4	4.7	3.9
UK bank rate[4]	4.2	3.2	2.8	2.8	3.1
US GDP[1]	2.1	2.4	2.6	2.4	2.4
US unemployment[5]	4.2	4.2	4.1	4.1	4.1
US HPI[6]	3.2	4.0	3.3	3.7	3.7
US federal funds rate[4]	4.2	3.3	2.8	2.8	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4Average rate.
5Average US civilian unemployment rate 16-year+.
6Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.09.26
Scenario weighting	16.6	28.0	36.4	12.1	6.9
As at 30.06.26
Scenario weighting	13.7	27.3	39.5	12.5	7.0
As at 31.12.25
Scenario weighting	14.4	27.4	38.5	12.7	7.0

Barclays PLC	42

Treasury and Capital Risk
Regulatory minimum requirements
Capital
As at 30 September 2026, the Group’s Overall Capital Requirement for CET1, excluding any applicable PRA buffer, was
12.2% and comprised a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically
Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The
Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The
Group remains above its minimum capital regulatory requirements and applicable buffers.
Leverage
As at 30 September 2026, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprised the 3.25%
minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
As at 30 September 2026, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar
2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including any applicable PRA buffer, will effectively be applied above MREL requirements.
Significant regulatory updates in the period
In January 2026, the PRA confirmed the final implementation timetable for the UK Basel 3.1 framework, reaffirming that
Basel 3.1 will be implemented from 1 January 2027. From the same date, the Group’s Overall Capital Requirement will reduce, reflecting a 59bps reduction in the Pillar 2A requirement on a CET1 basis.
The PRA also confirmed its approach to the Fundamental Review of the Trading Book (FRTB), under which implementation of the Internal Models Approach (IMA) will be deferred to 1 January 2028, while all other FRTB components will take effect from 1 January 2027.

Barclays PLC	43

Treasury and Capital Risk

Capital ratios	As at 30.09.26	As at 30.06.26	As at 31.12.25
CET1	14.2%	14.3%	14.3%
T1	17.8%	18.0%	17.9%
Total regulatory capital	19.9%	20.3%	20.4%
MREL ratio as a percentage of total RWAs	35.2%	36.7%	35.8%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	77,100	79,358	77,784
Less: other equity instruments (recognised as AT1 capital)	(13,275)	(13,275)	(12,725)
Adjustment to retained earnings for foreseeable ordinary share dividends	(705)	(1,000)	(778)
Adjustment to retained earnings for foreseeable repurchase of shares	(316)	—	(271)
Adjustment to retained earnings for foreseeable other equity coupons	(45)	(38)	(36)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,108)	(2,086)	(1,956)
Goodwill and intangible assets	(8,769)	(8,845)	(8,255)
Deferred tax assets that rely on future profitability excluding temporary differences	(828)	(892)	(1,069)
Fair value reserves related to gains or losses on cash flow hedges	3,936	1,548	666
Excess of expected losses over impairment	(618)	(505)	(436)
Gains or losses on liabilities at fair value resulting from own credit	707	577	904
Defined benefit pension fund assets	(2,468)	(2,407)	(2,398)
Direct and indirect holdings by an institution of own CET1 instruments	(8)	(6)	(14)
Other regulatory adjustments	(237)	(186)	(346)
CET1 capital	52,366	52,243	51,070

AT1 capital
Capital instruments and related share premium accounts	13,286	13,286	12,758
Other regulatory adjustments and deductions	(10)	(10)	(33)
AT1 capital	13,276	13,275	12,725

T1 capital	65,642	65,519	63,795

T2 capital
Capital instruments and related share premium accounts	8,188	8,479	8,835
Qualifying T2 capital (including minority interests) issued by subsidiaries	47	49	55
Other regulatory adjustments and deductions	(140)	(118)	(71)
Total regulatory capital	73,737	73,929	72,614

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(47)	(49)	(55)
Eligible liabilities	56,549	59,973	55,106
Total own funds and eligible liabilities[1]	130,239	133,852	127,665

Total RWAs	369,753	364,764	356,774
1As at 30 September 2026, the Group's MREL requirement, excluding any applicable PRA buffer, was to hold £112.9bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including any applicable PRA buffer.

Barclays PLC	44

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.09.26	Nine months ended 30.09.26
	£m	£m
Opening CET1 capital	52,243	51,070

Profit for the period attributable to equity holders	1,900	6,578
Own credit relating to derivative liabilities	(5)	3
Ordinary share dividends paid and foreseen	(500)	(1,500)
Purchased and foreseeable share repurchase	(1,000)	(2,500)
Other equity coupons paid and foreseen	(262)	(751)
Increase in retained regulatory capital generated from earnings	133	1,830

Net impact of share schemes	153	44
Fair value through other comprehensive income reserve	(67)	34
Currency translation reserve	(36)	183
Other reserves	(12)	(20)
Increase in other qualifying reserves	38	241

Pension remeasurements within reserves	59	35
Defined benefit pension fund asset deduction	(60)	(70)
Net impact of pensions	(1)	(35)

Additional value adjustments (PVA)	(22)	(152)
Goodwill and intangible assets	76	(515)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	64	241
Excess of expected loss over impairment	(113)	(182)
Direct and indirect holdings by an institution of own CET1 instruments	(2)	6
Other regulatory adjustments	(50)	(138)
Decrease in regulatory capital due to adjustments and deductions	(47)	(740)

Closing CET1 capital	52,366	52,366
CET1 capital increased by £1.3bn to £52.4bn (December 2025: £51.1bn). Significant movements in the period were:
•£6.6bn of capital generated from profit partially offset by distributions of £4.8bn comprising:
–£2.5bn share buybacks including the now completed £1.5bn share buyback announced with the FY25 and Q126 results and the ongoing £1.0bn share buyback announced with Q226 results
–£1.5bn of ordinary share dividends paid and foreseen reflecting the £0.8bn half year dividend paid in September 2026 and a £0.7bn accrual towards the total 2026 dividend
–£0.8bn of equity coupons paid and foreseen
•£0.7bn decrease due to regulatory adjustments and deductions including £0.5bn of goodwill and intangibles deductions primarily driven by the Best Egg acquisition

Barclays PLC	45

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.09.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,982	59,528	134	8	—	36	144	—	13,804	90,636
Barclays UK Corporate Bank	4,507	18,766	98	282	—	3	14	252	3,530	27,452
Barclays Private Bank & Wealth Management	5,104	588	126	21	—	11	36	170	2,062	8,118
Barclays Investment Bank	44,591	53,088	23,774	23,137	330	2,475	13,449	19,947	25,275	206,066
Barclays US Consumer Bank	17,966	967	—	—	—	—	—	—	5,394	24,327
Head Office	5,818	5,935	—	4	—	—	277	30	1,090	13,154
Barclays Group	94,968	138,872	24,132	23,452	330	2,525	13,920	20,399	51,155	369,753

As at 30.06.26
Barclays UK	16,987	57,919	118	9	—	33	135	—	13,804	89,005
Barclays UK Corporate Bank	3,866	18,522	97	260	—	3	16	274	3,530	26,568
Barclays Private Bank & Wealth Management	5,002	570	128	25	—	11	37	185	2,062	8,020
Barclays Investment Bank	44,721	51,050	25,723	22,591	336	2,566	12,110	19,772	25,275	204,144
Barclays US Consumer Bank	17,894	1,016	—	—	—	—	—	—	5,394	24,304
Head Office	5,538	5,883	1	4	—	—	175	32	1,090	12,723
Barclays Group	94,008	134,960	26,067	22,889	336	2,613	12,473	20,263	51,155	364,764

As at 31.12.25
Barclays UK	16,731	55,037	132	8	—	43	177	—	13,697	85,825
Barclays UK Corporate Bank	3,878	18,341	89	312	1	4	31	343	3,510	26,509
Barclays Private Bank & Wealth Management	4,981	580	112	19	—	11	39	240	2,054	8,036
Barclays Investment Bank	44,961	49,750	21,986	19,442	165	3,030	12,018	20,111	25,238	196,701
Barclays US Consumer Bank	21,050	1,004	—	1	—	—	—	—	5,393	27,448
Head Office	5,405	5,439	1	5	—	—	219	59	1,127	12,255
Barclays Group	97,006	130,151	22,320	19,787	166	3,088	12,484	20,753	51,019	356,774

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.25	227,157	45,361	33,237	51,019	356,774
Book size	10,270	5,196	900	136	16,502
Acquisitions and disposals	(3,192)	—	—	—	(3,192)
Book quality	(574)	(61)	—	—	(635)
Model updates	—	(289)	—	—	(289)
Methodology and policy	(689)	29	—	—	(660)
Foreign exchange movements[1]	868	203	182	—	1,253
Total RWA movements	6,683	5,078	1,082	136	12,979
RWAs as at 30.09.26	233,840	50,439	34,319	51,155	369,753
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.
Total RWAs increased £13.0bn to £369.8bn (December 2025: £356.8bn) primarily driven by:
Credit risk RWAs increased £6.7bn:
•A £10.3bn increase in book size primarily reflecting lending growth in UK businesses and increased lending within IB;
partially offset by
•A £3.2bn decrease in acquisitions and disposals reflecting the net impact of the AA portfolio exit and the Best Egg acquisition
Counterparty credit risk RWAs increased £5.1bn primarily driven by higher activity in Global Markets

Barclays PLC	46

Treasury and Capital Risk

Leverage ratios	As at 30.09.26	As at 30.06.26	As at 31.12.25
	£m	£m	£m
UK leverage ratio[1]	4.9%	4.9%	5.1%
T1 capital	65,642	65,519	63,795
UK leverage exposure	1,344,015	1,345,596	1,247,313
Average UK leverage ratio	4.6%	4.6%	4.7%
Average T1 capital	64,449	63,787	63,277
Average UK leverage exposure	1,387,668	1,393,843	1,358,364
1Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £7.1bn and against the 0.3% CCLB was £4.0bn.
The UK leverage ratio decreased to 4.9% (December 2025: 5.1%) primarily driven by a £96.7bn increase in leverage exposure to £1,344.0bn (December 2025: £1,247.3bn), partially offset by a £1.8bn increase in Tier 1 capital. The increase in leverage exposure was driven by higher trading activity in Global Markets and increased lending across the Group

Barclays PLC	47

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
	Nine months ended 30.09.26	Nine months ended 30.09.25
	£m	£m
Total income	23,866	22,063
Operating expenses excluding UK regulatory levies & litigation and conduct	(13,438)	(12,661)
UK regulatory levies	(95)	(84)
Litigation and conduct	(92)	(342)
Operating expenses	(13,625)	(13,087)
Other net income	44	48
Profit before impairment	10,285	9,024
Credit impairment charges	(1,897)	(1,744)
Profit before tax	8,388	7,280
Tax charge	(1,791)	(1,538)
Profit after tax	6,597	5,742

Attributable to:
Shareholders of the parent	5,837	4,980
Other equity holders	741	739
Equity holders of the parent	6,578	5,719
Non-controlling interests	19	23
Profit after tax	6,597	5,742

Earnings per share
Basic earnings per ordinary share	43.0p	35.1p

Barclays PLC	48

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
	As at 30.09.26	As at 31.12.25
Assets	£m	£m
Cash and balances at central banks	253,290	229,752
Cash collateral and settlement balances	179,396	130,532
Debt securities at amortised cost	70,787	68,475
Loans and advances at amortised cost to banks	10,526	8,638
Loans and advances at amortised cost to customers	373,149	352,885
Reverse repurchase agreements and other similar secured lending at amortised cost	12,051	17,622
Trading portfolio assets	215,985	190,061
Financial assets at fair value through the income statement	201,717	186,857
Derivative financial instruments	308,971	252,459
Financial assets at fair value through other comprehensive income	82,203	74,394
Investments in associates and joint ventures	751	739
Goodwill and intangible assets	8,994	8,284
Current tax assets	494	276
Deferred tax assets	5,654	4,992
Assets included in a disposal group classified as held for sale	—	5,932
Other assets	13,612	12,267
Total assets	1,737,580	1,544,165

Liabilities
Deposits at amortised cost from banks	15,783	20,413
Deposits at amortised cost from customers	583,476	565,200
Cash collateral and settlement balances	178,471	117,583
Repurchase agreements and other similar secured borrowings at amortised cost	29,269	25,170
Debt securities in issue	119,085	119,033
Subordinated liabilities	10,638	12,954
Trading portfolio liabilities	84,114	57,737
Financial liabilities designated at fair value	327,268	294,108
Derivative financial instruments	298,339	240,808
Current tax liabilities	992	868
Deferred tax liabilities	13	13
Other liabilities	12,578	12,042
Total liabilities	1,660,026	1,465,929

Equity
Called up share capital and share premium	4,171	4,178
Other equity instruments	13,275	12,725
Other reserves	(1,070)	1,628
Retained earnings	60,724	59,253
Total equity excluding non-controlling interests	77,100	77,784
Non-controlling interests	454	452
Total equity	77,554	78,236

Total liabilities and equity	1,737,580	1,544,165

Barclays PLC	49

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
Nine months ended 30.09.2026	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2026	4,178	12,725	1,628	59,253	77,784	452	78,236
Profit after tax	—	741	—	5,837	6,578	19	6,597
Currency translation movements	—	—	183	—	183	—	183
Fair value through other comprehensive income reserve	—	—	34	—	34	—	34
Cash flow hedges	—	—	(3,270)	—	(3,270)	—	(3,270)
Retirement benefit remeasurements	—	—	—	35	35	—	35
Own credit	—	—	200	—	200	—	200
Total comprehensive income for the period	—	741	(2,853)	5,872	3,760	19	3,779
Employee share schemes and hedging thereof	127	—	—	603	730	—	730
Issue and redemption of other equity instruments	—	527	—	—	527	—	527
Other equity instruments coupon paid	—	(741)	—	—	(741)	—	(741)
Redemption of preference shares	—	—	—	—	—	—	—
Vesting of employee share schemes net of purchases	—	—	15	(963)	(948)	—	(948)
Dividends paid	—	—	—	(1,564)	(1,564)	(19)	(1,583)
Repurchase of shares	(134)	—	134	(2,469)	(2,469)	—	(2,469)
Other movements	—	23	6	(8)	21	2	23
Balance as at 30 September 2026	4,171	13,275	(1,070)	60,724	77,100	454	77,554

Three months ended 30.09.2026	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2026	4,186	13,275	1,493	60,404	79,358	453	79,811
Profit after tax	—	254	—	1,646	1,900	—	1,900
Currency translation movements	—	—	(36)	—	(36)	—	(36)
Fair value through other comprehensive income reserve	—	—	(67)	—	(67)	—	(67)
Cash flow hedges	—	—	(2,388)	—	(2,388)	—	(2,388)
Retirement benefit remeasurements	—	—	—	59	59	—	59
Own credit	—	—	(134)	—	(134)	—	(134)
Total comprehensive income for the period	—	254	(2,625)	1,705	(666)	—	(666)
Employee share schemes and hedging thereof	18	—	—	124	142	—	142
Issue and redemption of other equity instruments	—	—	—	—	—	—	—
Other equity instruments coupon paid	—	(254)	—	—	(254)	—	(254)
Vesting of employee shares scheme net of purchases	—	—	26	(15)	11	—	11
Dividends paid	—	—	—	(795)	(795)	—	(795)
Repurchase of shares	(33)	—	33	(688)	(688)	—	(688)
Other movements	—	—	3	(11)	(8)	1	(7)
Balance as at 30 September 2026	4,171	13,275	(1,070)	60,724	77,100	454	77,554

	As at As at 30.09.2026	As at As at 31.12.2025
Other Reserves	£m	£m
Currency translation reserve	2,676	2,493
Fair value through other comprehensive income reserve	(1,067)	(1,100)
Cash flow hedging reserve	(3,936)	(666)
Own credit reserve	(783)	(990)
Other reserves and treasury shares	2,040	1,891
Total	(1,070)	1,628

Barclays PLC	50

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Returns

	Nine months ended 30.09.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,880	606	216	3,035	521	(421)	5,837

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	16.2	3.7	1.2	30.0	4.2	9.9	65.2
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.7)	(3.9)	(8.6)
Average tangible equity	12.3	3.7	1.1	30.0	3.5	6.0	56.6

Return on average tangible equity	20.4%	21.6%	25.4%	13.5%	19.9%	n/m	13.8%

	Nine months ended 30.09.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,737	480	256	2,798	246	(537)	4,980

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.8	3.4	1.2	29.0	4.1	8.8	62.3
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.6)	(3.6)	(8.3)
Average tangible equity	11.8	3.4	1.1	29.0	3.5	5.3	54.0

Return on average tangible equity	19.6%	18.8%	30.9%	12.9%	9.4%	n/m	12.3%

Barclays PLC	51

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,646	2,259	1,932	1,195	1,457	1,659	1,864	965

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	65.3	64.8	65.5	64.8	63.3	62.1	61.4	59.7
Average goodwill and intangibles	(8.9)	(8.7)	(8.3)	(8.3)	(8.2)	(8.2)	(8.3)	(8.2)
Average tangible shareholders' equity	56.4	56.1	57.2	56.5	55.1	53.9	53.1	51.5

Return on average tangible shareholders' equity	11.7%	16.1%	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%

Barclays UK
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	666	623	591	706	647	580	510	781

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	16.5	16.2	15.9	15.9	15.9	15.8	15.7	15.1
Average goodwill and intangibles	(3.9)	(4.0)	(3.9)	(4.0)	(4.0)	(4.0)	(4.0)	(3.9)
Average allocated tangible equity	12.6	12.2	12.0	11.9	11.9	11.8	11.7	11.2

Return on average allocated tangible equity	21.2%	20.4%	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	218	201	187	168	196	142	142	98

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.7	3.8	3.8	3.5	3.4	3.4	3.3	3.2
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.7	3.8	3.8	3.5	3.4	3.4	3.3	3.2

Return on average allocated tangible equity	23.5%	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	68	75	73	35	72	88	96	63

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1

Return on average allocated tangible equity	23.8%	26.9%	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%

Barclays PLC	52

Appendix: Non-IFRS Performance Measures

Barclays Investment Bank
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	720	1,204	1,111	294	723	876	1,199	247

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	30.4	30.0	29.7	29.6	28.6	28.7	29.6	29.3
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	30.4	30.0	29.7	29.6	28.6	28.7	29.6	29.3

Return on average allocated tangible equity	9.5%	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	92	253	176	144	118	87	41	94

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.3	4.1	4.3	4.2	4.0	4.0	4.2	4.0
Average goodwill and intangibles	(0.9)	(0.8)	(0.5)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)
Average allocated tangible equity	3.4	3.3	3.8	3.6	3.5	3.4	3.6	3.4

Return on average allocated tangible equity	10.9%	30.2%	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%

Reconciliation of total operating expenses to group operating costs

	Nine months ended 30.09.26	Nine months ended 30.09.25
	£m	£m
Total operating expenses	(13,625)	(13,087)
UK regulatory levies	(95)	(84)
Litigation and conduct	(92)	(342)
Group operating costs	(13,438)	(12,661)

Reconciliation of group net interest income excluding IB and Head Office	Three months ended 30.09.2026	Three months ended 30.09.2025
	£m	£m
Total Barclays Group net interest income	3,910	3,745
Barclays Investment Bank	393	347
Head Office	35	138
Group NII excluding IB and Head Office	3,482	3,260

Reconciliation of group net interest income excluding IB and Head Office	Nine months ended 30.09.26	Nine months ended 30.09.25
	£m	£m
Total Barclays Group net interest income	11,568	10,767
Barclays Investment Bank	1,187	978
Head Office	131	426
Group NII excluding IB and Head Office	10,250	9,363

Barclays PLC	53

Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 30.09.26	As at 31.12.25	As at 30.09.25
	£m	£m	£m
Total equity excluding non-controlling interests	77,100	77,784	76,394
Other equity instruments	(13,275)	(12,725)	(13,243)
Shareholders' equity attributable to ordinary shareholders of the parent	63,825	65,059	63,151
Goodwill and intangibles	(8,994)	(8,284)	(8,255)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	54,831	56,775	54,896

	m	m	m
Shares in issue	13,379	13,867	13,996

	p	p	p
Net asset value per share	477	469	451
Tangible net asset value per share	410	409	392

Profit/(loss) attributable to ordinary equity holders of the parent	Q326 YTD	Q325 YTD	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,880	1,737	666	623	591	706	647	580	510	781
Barclays UK Corporate Bank	606	480	218	201	187	168	196	142	142	98
Barclays Private Bank and Wealth Management	216	256	68	75	73	35	72	88	96	63
Barclays Investment Bank	3,035	2,798	720	1,204	1,111	294	723	876	1,199	247
Barclays US Consumer Bank	521	246	92	253	176	144	118	87	41	94
Head Office	(421)	(537)	(118)	(97)	(206)	(152)	(299)	(114)	(124)	(318)
Barclays Group	5,837	4,980	1,646	2,259	1,932	1,195	1,457	1,659	1,864	965

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	16.2	15.8	16.5	16.2	15.9	15.9	15.9	15.8	15.7	15.1
Barclays UK Corporate Bank	3.7	3.4	3.7	3.8	3.8	3.5	3.4	3.4	3.3	3.2
Barclays Private Bank and Wealth Management	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2
Barclays Investment Bank	30.0	29.0	30.4	30.0	29.7	29.6	28.6	28.7	29.6	29.3
Barclays US Consumer Bank	4.2	4.1	4.3	4.1	4.3	4.2	4.0	4.0	4.2	4.0
Head Office	9.9	8.8	9.2	9.5	10.6	10.4	10.2	9.0	7.4	6.9
Barclays Group	65.2	62.3	65.3	64.8	65.5	64.8	63.3	62.1	61.4	59.7

Return on average equity	%	%	%	%	%	%	%	%	%	%
Return on average allocated equity:
Barclays UK	15.5	14.7	16.1	15.4	14.8	17.8	16.3	14.8	13.0	20.7
Barclays UK Corporate Bank	21.6	18.8	23.5	21.3	19.9	19.1	22.8	16.6	17.1	12.3
Barclays Private Bank and Wealth Management	23.4	28.5	22.0	24.8	23.5	11.6	24.3	29.3	31.8	21.9
Barclays Investment Bank	13.5	12.9	9.5	16.0	15.0	4.0	10.1	12.2	16.2	3.4
Barclays US Consumer Bank	16.4	8.1	8.5	24.7	16.5	13.8	11.7	8.8	3.9	9.5
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Return on average shareholders' equity:
Barclays Group	11.9	10.7	10.1	14.0	11.8	7.4	9.2	10.7	12.1	6.5

Barclays PLC	54

Appendix: Loan Loss Rate Calculations
Loan loss rates

	Nine months ended 30.09.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(461)	(21)	(8)	(356)	(1,053)	2	(1,897)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	243.3	33.2	16.4	139.6	25.5	1.8	459.8

Loan loss rate (bps)	25	8	7	34	552	n/m	55

	Nine months ended 30.09.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(339)	(36)	10	(283)	(1,090)	(6)	(1,744)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	230.9	29.2	15.2	129.8	29.8	2.6	437.5

Loan loss rate (bps)	20	16	(9)	29	489	n/m	53
1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays PLC	55

Appendix: Loan Loss Rate Calculations

Barclays Group
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(503)	(571)	(823)	(535)	(632)	(469)	(643)	(711)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	459.8	450.4	449.9	441.3	437.5	428.4	430.4	429.6

Loan loss rate (bps)	43	51	74	48	57	44	61	66

Barclays UK
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(123)	(160)	(178)	(74)	(102)	(79)	(158)	(283)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	243.3	239.8	233.6	231.9	230.9	228.5	227.5	227.5

Loan loss rate (bps)	20	27	31	13	18	14	28	49

Barclays UK Corporate Bank
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(2)	(16)	(3)	(1)	(5)	(12)	(19)	(40)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	33.2	31.4	31.0	30.2	29.2	28.2	27.0	25.8

Loan loss rate (bps)	2	20	4	1	7	17	28	62

Barclays Private Bank and Wealth Management
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/releases	(5)	(5)	2	(2)	(1)	2	9	(2)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	16.4	15.1	15.1	15.1	15.2	14.8	14.8	14.7

Loan loss rate (bps)	12	13	(6)	5	3	(5)	(25)	5

1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays PLC	56

Appendix: Loan Loss Rate Calculations

Barclays Investment Bank
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(33)	(44)	(279)	(22)	(144)	(67)	(72)	(46)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	139.6	137.2	137.4	131.0	129.8	126.8	129.6	124.9

Loan loss rate (bps)	9	13	82	7	44	21	23	15

Barclays US Consumer Bank
Loan loss rate	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(340)	(346)	(367)	(431)	(379)	(312)	(399)	(298)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	25.5	25.0	30.3	30.6	29.8	27.4	28.9	30.0

Loan loss rate (bps)	529	555	491	558	505	456	562	395

1Gross loans and advances at amortised cost comprises: loans and advances to customers and banks at amortised cost, debt securities, and portfolios reclassified as held for sale, gross of impairment allowance, and is the denominator used in the LLR metric.

Barclays PLC	57

Appendix: Income Over Average RWAs Calculations
Income over average RWAs

Barclays Investment Bank	Nine months ended 30.09.26	Nine months ended 30.09.25
	£m	£m
Income	11,115	10,263

	£bn	£bn
Average RWAs	204.3	197.5

Income over average RWAs	7.3%	6.9%

Barclays Investment Bank	Q326	Q226	Q126	Q425	Q325	Q225	Q125	Q424
	£m	£m	£m	£m	£m	£m	£m	£m
Income	3,129	3,958	4,028	2,792	3,083	3,307	3,873	2,607

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average RWAs	206.3	204.5	202.0	202.1	194.9	196.1	201.4	199.9

Income over average RWAs	6.1%	7.7%	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%

Barclays PLC	58

Shareholder Information

Results timetable[1]				Date
2026 Full Year Results and Annual Report				9 February 2027

				% Change[2]
Exchange rates	30.09.26	31.12.25	30.09.25	31.12.25	30.09.25
Period end - GBP/USD	1.33	1.34	1.34	(1)%	(1)%
YTD average - GBP/USD	1.34	1.32	1.31	2%	2%
3 month average - GBP/USD	1.34	1.33	1.35	1%	(1)%
Period end - GBP/EUR	1.17	1.15	1.15	2%	2%
YTD average - GBP/EUR	1.16	1.17	1.18	(1)%	(2)%
3 month average - GBP/EUR	1.17	1.14	1.15	3%	2%

Share price data
Barclays PLC (p)	458	476	380
Barclays PLC number of shares (m)[3]	13,379	13,867	13,996

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Highdown House, Yeoman Way, Worthing, West Sussex, BN99 6DA, United Kingdom.
Tel +44 (0)371 384 2055 (UK and International telephone number)[4].

American Depositary Receipts (ADRs)
Computershare Shareowner Services, P.O. Box 43304, Providence, RI 02940-3304, United States of America
General Toll Free: +1-866-723-8257
General Direct: +1-781-575-2833
www.computershare.com/investor

Delivery of ADR certificates and overnight mail
Computershare Shareowner Services, 150 Royall Street, Suite 101, Canton, MA 02021-1054

1Note that this date is provisional and subject to change.
2The change is the impact to GBP reported information.
3The number of shares of 13,379m as at 30 September 2026 is different from the 13,372m quoted in the 1 October 2026 announcement entitled
"Total Voting Rights" because the share buyback transactions executed on 29 and 30 September 2026 did not settle for cancellation until 1 and
2 October 2026 respectively.
4Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	59

Glossary of terms
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR, largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depositary Receipts (ADR) or American Depositary Shares (ADS)’ A negotiable certificate that represents the ownership of depositary shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in NII due to interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Asset swap spreads’ The difference between the yield of the bond and the fixed rate leg of the corresponding interest rate swap. Primarily used to measure the credit risk associated with a bond.
‘Assets Under Management (AUM)’ Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services. Total Assets Under Management excludes uninvested cash held under an investment mandate and reported within deposits.
‘Assets Under Supervision (AUS)’ Total market value of client investment balances where Barclays provides custodian or transactional services.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Barclays PLC	60

Glossary of terms
‘Average UK leverage ratio’ In accordance with the PRA Rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market (MTM) LTVs derived by calculating individual LTVs at account level, and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV = ((loan
1 balance x MTM LTV% for loan 1) + (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises certain financial services firms through the PRA.
‘Bank of England levy scheme’ or ‘BoE levy scheme’ A levy scheme which commenced on 1 March 2024 replacing the Cash
Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Bank Recovery and Resolution Directive (BRRD)’ The Bank Recovery and Resolution Directive (Directive 2014/59/EU), which established a framework for the recovery and resolution of EU credit institutions and investment firms.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank Ireland’ or ‘Barclays Europe’ or ‘BBI’ Barclays Bank Ireland PLC including any successor thereof by change of name or corporate form.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group’s investment bank which consists of origination led and returns focused
Global Markets and Investment Banking businesses.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the Personal
Banking, Business Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
‘Barclays Payments Issuing’ Provides card-based payment solutions for both small businesses and large corporates, ranging from simple expense management to sophisticated procurement and working capital solutions.
‘Barclays Private Bank and Wealth Management (PBWM)’ This division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK
PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.
‘Barclays US Consumer Bank (USCB)’ This is a co-branded credit card issuer and financial services partner in the United
States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, installment loans, online savings accounts and certificates of deposits.
‘Barclays UK Corporate Bank (UKCB)’ This division brings together lending, trade and working capital, liquidity, payments and
FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks.  Basel 3 is a set of measures developed by BCBS aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel 3.1' This refers to the revision of BCBS standards to complete the BCBS' post global financial crisis reforms. Basel 3.1 introduces changes to how to calculate capital requirements for all risk types, for both standardised and internal model approaches.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

Barclays PLC	61

Glossary of terms
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
'Board’ The board of directors of the relevant Barclays Group entity.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ One of three segments within Barclays UK. Includes Business Banking services for UK clients with an annual turnover of typically up to £6.5 million, as well as the Education, Social Housing and Local Authority (ESHLA) portfolio.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the IB.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer at origination is to let the property.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total risk exposures that needs to be met with an additional amount of CET1 capital above the 4.5% minimum requirement for CET1 capital set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of
RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanied the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by CRD VI.
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, being an EU amending Directive accompanied by an amending Regulation (CRR III) which together prescribe EU capital adequacy and liquidity requirements, and which implement Basel 3.1 in the European Union.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2024/1623, introducing further amendments to EU CRR as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor.
‘Capital resources’ CET1 capital, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy regulatory capital requirements. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘CBE’ Consumer Bank Europe which was previously the German consumer finance business for Barclays Bank Ireland PLC. On
3 February 2025, Barclays PLC announced that Barclays Bank Ireland PLC had completed the sale of the CBE business to
BAWAG P.S.K, a wholly owned subsidiary of BAWAG Group AG.

Barclays PLC	62

Glossary of terms
‘Central Bank of Ireland (CBI)’ The Central Bank of Ireland is responsible for maintaining monetary stability, promoting financial stability, and regulating financial institutions to safeguard the integrity of the financial system in Ireland. The CBI is the Irish national competent authority for the purposes of the SSM and EMIR.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a CCP is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in OTC markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client assets and liabilities’ Deposits, lending and invested assets.
‘Climate Risk’ The risk of financial loss arising from climate change, through physical risks and risks associated with transitioning to a low-carbon economy. Climate Risk focuses on the Financial and Operational Risks associated with climate change.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
'Clydesdale Financial Services Limited (CFSL)' This houses Barclays’ point-of-sale finance business and trades as Barclays
Partner Finance.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ The total CET1 capital required to meet the combined requirements of the Capital
Conservation Buffer, the G-SII Buffer, the Countercyclical Capital Buffer, and the O-SII Buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties.
Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit
Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term
Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and OTC derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity Futures Trading Commission (CFTC)’ Certain participants in US swap markets are required to register with the
CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the Securities and Exchange Commission (SEC) as ‘security-
based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight. Barclays Bank PLC and Barclays Bank Ireland PLC are registered with the CFTC as swap dealers and are subject to CFTC oversight.
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. West Texas Intermediate crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a

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failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk or 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support
UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility
(CCFF)) adversely impacted by COVID-19. The CLBILS provided loans of up to £200 million which are backed by an 80% UK
Government (BBB) guarantee.  This scheme ended on 31 March 2021.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Countercyclical Capital Buffer (CCyB)’ A capital buffer that requires banks to have an additional cushion of CET1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential capital buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted Countercyclical Capital Buffer set by the Financial Policy
Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the income statement, positions that are classified as loans and advances, and available for sale and other assets.

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Glossary of terms
‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a
“credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed.
These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
‘Customer liabilities’ See ‘Customer deposits’.
‘Customer Loan to deposit ratio’ or ‘Customer Loan: deposit ratio’ Customer loans and advances at amortised cost divided by customer deposits at amortised cost.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘Debit Valuation Adjustment (DVA)’ The opposite of CVA. It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays
Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the
Barclays Group and include certificates of deposit and commercial paper.
‘Default fund contributions’ The contribution made by members of a CCP.  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the Probability of Default (PD) risk.
‘Delinquency’ See ‘Arrears’.
‘Deposit Guarantee Scheme (DGS)’ The EU Directive on Deposit Insurance (Directive 2014/49/EU) was transposed into Irish law through the European Union (Deposit Guarantee Schemes) Regulations 2015 which came into effect on 20 November
2015. The CBI as the ‘designated authority’ is required to calculate risk based deposit insurance contributions in accordance with the EBA’s guidelines “on methods for calculating contributions to deposit guarantee schemes.” The DGS is administered by the CBI and is funded by the credit institutions covered by the scheme.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of CRR and related regulatory requirements.
‘Digital Operational Resilience Act (DORA)’ the European Union’s Digital Operational Resilience Act (Regulation (EU)
2022/2554) has applied from 17 January 2025. This EU regulation introduces comprehensive and sector specific regulation on Information Communication Technologies (ICT) risk management, ICT incident management and reporting, information sharing, digital operational resilience testing and provides for oversight by the European Supervisory Authorities of critical third-party providers servicing the EU financial services sector.

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Glossary of terms
‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total
DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
‘Education, Social Housing and Local Authority (ESHLA) or (ESHLA portfolio)’ A Barclays UK portfolio primarily consisting of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as Own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the
Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of
Basel 3.1. The amendments entered into force from January 2025, other than those relating to market risk, whose entry into force was delayed until January 2026 by a Delegated Act of the European Commission.  In June 2025 the European
Commission proposed a further delay to January 2027. In June 2026 it introduced additional transitional measures for market risk, which will apply from 2027 to 2030.
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the
European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU, Northern Continental and
Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Banking Union’ is an EU concept aimed at safeguarding the stability of the EU banking sector and includes as two of its pillars the SSM and SRM.
‘European Central Bank (ECB)’ The European Central Bank is responsible, among other things, for the prudential supervision of credit institutions located in EU member states participating in European Banking Union within the Single Supervisory
Mechanism.

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‘European Economic Area (EEA)’ The European Economic Area is a free-trade zone established by the EEA Agreement, which came into effect on January 1, 1994. It includes all 27 EU member states and 3 EFTA states (Iceland, Liechtenstein, and
Norway), aiming to promote the free movement of goods, services, capital, and people within a unified market. The EEA allows the participating EFTA countries to participate fully in the EU single market without being EU members.
‘European Market Infrastructure Regulation (EMIR)’ The European Market Infrastructure Regulation (Regulation 648/2012)
imposes requirements in the EU which are designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Barclays Group, including by imposing collateral requirements and a requirement to centrally clear certain OTC derivatives contracts transacted with a broad range of market participants.
‘European Securities and Markets Authority (ESMA)’ An independent European supervisory authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 21 European Union countries that have adopted the Euro as their common currency. The 21 countries are Austria, Belgium, Bulgaria, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia,
Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based (IRB)
credit risk approach for capital adequacy calculations.  It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weighted exposure amounts according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-
weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the
Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal
Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial collateral comprehensive method (FCCM)’ A credit risk mitigation calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial crime risk’ The risk that the Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Group’s products and services are used to facilitate financial crime. Financial crime undermines market integrity and may result in: harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to the Group’s reputation; regulatory breaches; and/or financial penalties.

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Glossary of terms
‘Financial Policy Committee (FPC)’ The BoE’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s scheme for the compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system.  It promotes international financial stability by coordinating national financial authorities and international standard-
setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350 largest companies by capitalisation listed on the
London Stock Exchange.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the BCBS as part of
Basel III and applicable to banks’ wholesale trading activities.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘FVOCI’ Fair value through other comprehensive income.
‘FVTPL’ Fair value through profit or loss.
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on 20
February 2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of
Barclays UK, Barclays UK Corporate Bank, Barclays Private Bank and Wealth Management, Barclays Investment Bank, Barclays
US Consumer Bank and Head Office.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law (UK GDPR) pursuant to the
European Union (Withdrawal) Act 2018, as amended and the supplemental Data Protection Act 2018.
‘Global Markets’ Offers clients a full range of liquidity, risk management and financing solutions, ideas and content tailored to their investment and risk management needs, including execution capabilities across the spectrum of financial products.

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Glossary of terms
‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the BCBS publish a list of global systemically important banks.
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows formerly compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross loans and advances at amortised cost’ Comprises loans and advances to customers and banks, gross of impairment balances, in addition to debt securities. Gross loans and advances at amortised cost is the denominator in the loan loss rate metric.
‘Gross new lending’ New lending advanced to customers during the period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Group net interest income excluding Barclays Investment Bank and Head Office’ A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic
UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% of the G-SII buffer or O-SII buffer that apply to the bank.
‘G-SII Buffer’ CET1 capital required to be held to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. Following the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office
also includes the Payment acceptance business (rebranded merchant acquiring business), for which a partnership with
Brookfield Asset Management Ltd was announced in April 2025 and, until it was sold in Q1 2025, including the German consumer finance business.
‘High-Net-Worth’ Businesses that provide banking and other services to high-net-worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Among other things, HQLA should be unencumbered and liquid in markets during a time of stress. These include cash and claims on central governments and central banks.  Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IAASA’ Irish Auditing and Accounting Supervisory Authority.
‘IASB’ International Accounting Standards Board.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IHC’ or ‘US IHC’ The intermediate US holding company, Barclays US LLC, which holds most of Barclays’ subsidiaries and assets in the US.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.

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Glossary of terms
‘Income’ Total income, unless otherwise specified.
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
'Inorganic activity' Refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-
performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £346m from the acquisition of Tesco Bank.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s NIM. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal
Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating market risk RWAs where the capital requirement has been derived via the use of a regulator approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating exposure amounts for certain transactions using a regulator approved internal counterparty credit risk model.
‘Internal Ratings Based (IRB)’ In the context of RWAs, a method for calculating credit risk RWAs using a regulator approved internal credit risk model. The IRB approach is divided into two alternative applications, Advanced and Foundation:  Advanced
Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and
credit conversion factor to model a given risk exposure.  Foundation Internal Ratings Based (F-IRB): the bank applies its own
PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The F-IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.

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Glossary of terms
‘International Corporate Bank’ Provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Invested assets’ Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within customer deposits is excluded from invested assets.
‘Investment Banking’ Provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance, financial risk management and equity and debt issuance. As part of its International Corporate Bank offering it also provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Investment Banking Fees’ In the context of IB analysis of total income, fees generated from origination activity businesses –
including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA (Aaa) to BBB (Baa3) as measured by external credit rating agencies.
‘Investor Compensation Scheme (ICS)’ The Investor Compensation Directive (Directive 97/9/EC) sets out the basis for clients of investment firms (including banks that carry out investment services) to receive statutory compensation when an authorised investment firm fails. In Ireland, the Investor Compensation Act 1998 (ICA) provides for the establishment of the
Investor Compensation Company DAC which administers the ICS.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. The PRA required UK firms to implement these changes from 1 January 2022.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master
Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible Tier 1 capital.
‘Legal risk', ‘Laws, Rules and Regulations Risk’ or 'LRR risk' The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of IB analysis of total income, lending income includes NII, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ HQLA under local rules implementing the Basel Committee’s LCR, including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ HQLA under local rules implementing the Basel Committee’s LCR, comprising Level 2A assets, including, e.g.
lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of HQLA to expected net cash outflows over the next 30 days.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

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Glossary of terms
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Total loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘Long Term Incentive Plan (LTIP)’ The Barclays PLC Group Long Term Incentive Plan.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. IB uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). UK and EU regulations place restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a broker dealer. MTN tenors range from under 1 year to 30 years. They can be issued with a fixed or floating interest rate or with a more complex calculation of the interest rate; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EU and the Markets in Financial
Instruments Regulation 600/2014 (as amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank
Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution, or an equivalent requirement under applicable UK bank recovery and resolution legislation, including as implemented through the Bank of England’s Statement of Policy on MREL.  An institution’s MREL requirement is set by its resolution authority.

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Glossary of terms
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk (VaR) models laid down by the CRR and supervised by the PRA or ECB, as applicable
‘Money market funds’ Investment funds typically invested in short-term debt securities such as CP.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Annualised NII divided by the sum of average customer assets.
‘Net investment income’ Comprises fair value gains and losses on banking book financial instruments measured at fair value through profit or loss, dividend income, and gains or losses recognised on the disposal of FVOCI assets and amortised cost financial assets/liabilities.
‘Net new assets under management’ The net inflows and outflows of client balances within discretionary portfolio management and advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-
making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-
off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, and issued notes.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI)
investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-
Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.

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Glossary of terms
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2), as amended and transposed in any relevant EU member state from time to time, together with any related regulations and technical standards, and the Open API standards and data sharing remedy imposed by the UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operating expenses excluding litigation and conduct’ A measure of total operating expenses excluding litigation and conduct charges.
‘Operating costs’ A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
‘Operational Riskdata eXchange Association (ORX)’ A not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry.  Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ CET1 capital required to be held under the UK and EU regimes to ensure that Other Systemically Important
Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form
F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer
(CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Owner occupied mortgage’ A mortgage where the intention of the customer at origination was to occupy the property.
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays
Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity (for Barclays Group)’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Period end tangible shareholder’s equity (for businesses)’ Allocated tangible equity is calculated as 13.5% (2025: 13.5%) of
RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

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Glossary of terms
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Pillar 1 requirements’ The minimum regulatory capital requirements under CRR, covering credit (including counterparty credit) risk, market risk, operational risk, settlement risk and CVA.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements.
These requirements are the outcome of the ICAAP and the complementary supervisory review and evaluation carried out by the relevant regulator.
‘Pillar Two’ The UK implemented Pillar Two legislation in the Finance (No.2) Act 2023 to introduce the OECD’s global minimum tax rules for accounting periods beginning on or after 31 December 2023. The EU Minimum Tax Directive (Pillar
Two) (Council Directive (EU) 2022/2523) entered into force on 23 December 2022 and requires all member states to apply a
Qualifying Domestic Minimum Top-up Tax (QDMTT) to in scope multi-national groups within the EU.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk and Stress Testing, Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime
Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a debt liability, the total amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC
Annual Report.
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange.
Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

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Glossary of terms
‘Prudential Regulation Authority (PRA)’ The PRA is part of the BoE and regulates and supervises banks, building societies, insurers and a small number of significant investment banks in the UK.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA rules allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these amounts are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154(4) of UK CRR and Article 147(5) (a) of EU CRR (as applicable). It includes most types of credit card exposure.
‘Rates’ In the context of IB income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a reverse repurchase agreement or reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages.
Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3 million or with an annual turnover of up to £5 million.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.

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‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risks not in VaR (RNIVs)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel framework as implemented in local law.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
•new business and maturing loans
•changes in product mix and exposure growth for existing portfolios
•book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
•PD migration and LGD changes driven by economic conditions
•ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
•updates to existing model inputs driven by both internal and external review
•model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes.
This includes, but is not exclusive to:
•updates to RWA calculation methodology, communicated by the regulator
•the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the
Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted
that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.

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Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the government of the United
States to safeguard against corporate governance scandals.
‘Secondary Stress Tests’ Secondary Stress Tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US
Treasury securities in the Repo market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of a bank's leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose entity (SPE) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date)
and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Single Resolution Board (SRB)’ The Single Resolution Board is the central resolution authority within the European Banking
Union, established to ensure an orderly resolution of failing banks with minimal impact on the economy and public finances.
It was created in 2015 as part of the broader banking union reforms and acts as the bank resolution authority for a subset of banks in the euro area. The SRB's mission is to avoid future bailouts by placing the burden of resolution on the banks themselves.
‘Single Resolution Fund (SRF)’ is an emergency fund that may be used as part of the SRM. Institutions that come within the scope of the SRMR are required to make ex-ante contributions to the SRF calculated by the SRB (in accordance with the
SRMR) on an annual basis
‘Single Resolution Mechanism Regulation (SRMR)’ The Single Resolution Mechanism Regulation (Regulation 806/2014)
established the single resolution mechanism (SRM), which is comprised of the Single Resolution Board (SRB) and the
National Resolution Authorities of participating countries. The purpose of the SRMR is to ensure an orderly resolution of failing banks with minimal costs for taxpayers and to the real economy.
‘Single Supervisory Mechanism (SSM)’ The Single Supervisory Mechanism is a framework for the prudential supervision of credit institutions located in EU member states participating in European Banking Union, primarily overseen by the European
Central Bank (ECB) and also comprising the national competent authorities of the participating member states. It aims to ensure the safety and stability of the European banking system by coordinating the supervision of significant institutions across member states.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial

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strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in Article
153(5) of CRR.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million.  This is defined in accordance with Commission
Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A legally separate vehicle established to carry out a specific financial or operational objective, such as isolating risk or facilitating securitisation. It is typically structured to be bankruptcy-remote, ensuring its obligations remain independent of the financial position of the sponsoring organisation. SPEs may be subsidiaries or orphan entities, depending on the intended legal and accounting treatment.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12-month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
‘Standardised Approach’ / ‘STD’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and credit rating.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions.
Under this method, an institution must be able to calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘Sterling Over Night Index Average (SONIA)’ A risk free interest rate that reflects banks’ and building societies’ wholesale overnight funding rates in the sterling unsecured market administered and calculated by the BoE.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to a specific confidence level over a specific holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under
Article 352(2) of UK CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also
‘Equity structural hedge’ and ‘Product structural hedge’.

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‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g.
the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘Tesco Bank’ The retail banking business acquired from Tesco Personal Finance plc on 1 November 2024, which includes credit cards, unsecured personal loans, savings and operating infrastructure.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Third country’ As defined in UK CRR, a country or territory outside the United Kingdom, or under EU CRR, a country that is not an EU member state.
‘Third Party Service Providers (TPSP)’ Third Party Service Provider means any entity that has entered an arrangement with
Barclays in order to provide business functions, activities, goods and/or services to Barclays.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the CET1 capital and AT1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.

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‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescribed minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.
‘UK bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the UK chargeable equity and liabilities of the bank on its balance sheet date.
‘UK Cards’ Suite of credit cards offered to individual consumers located in the UK to suit their borrowing needs e.g. purchase spend, balance transfer, or rewards. This includes the Tesco Bank cards.
‘UK EMIR’ EMIR, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended).
‘UK Personal Loans’ Individual unsecured personal loans predominantly recruited from the Group’s current account base in the UK. This includes the Tesco Bank loans portfolio.
‘UK CRR’ Regulation (EU) No 575/2013, as amended, as it forms part of UK law by virtue of the European Union (Withdrawal)
Act 2018, as amended. UK CRR prescribes prudential requirements, including minimum capital requirements, for UK banks and certain other entities.
‘UK leverage exposure’ Calculated as per the PRA Rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA Rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.
‘UK regulatory levies’ Comprises the BoE levy scheme and the UK bank levy.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

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‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off.
In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.